VALUE. QUALITY.
OPERATIONAL EXCELLENCE.
POSITIONED FOR GROWTH.





PERRIGO® CO

2004 ANNUAL REPORT


Compare to the Active Ingredient of BAYER ASPIRI
aspi

TABLE OF CONTENTS



CORPORATE PROFILE

Perrigo Company is the nation's largest manufacturer of store brand over-the-counter (OTC) pharmaceutical and nutritional products sold by supermarket, drug, and mass merchandise chains. Perrigo works closely with retailers to build their brands' share of the market and to meet consumer demand for value by offering a broad line of store brand products comparable in quality and effectiveness to national brands. The company maintains a leadership position by focusing on quality, customer satisfaction, innovation, and low-cost supply.

FINANCIAL HIGHLIGHTS*

In thousands, except per share amounts	Year Ended June 26, 2004[(1)]	Year Ended June 28, 2003[(1)]	% change
OPERATIONS			
Net Sales	**$898,204**	$834,100[(2)]	7.7
Operating Income	**$102,896**	$ 85,178	20.8
Operating Income as a Percent of Net Sales	**11.5%**	10.2%	
Net Income	**$ 80,567**	$ 54,048	49.1
Diluted Earnings Per Share	**$ 1.11**	$ 0.76	46.1
Average Shares Outstanding (diluted)	**72,289**	71,158	1.6
Cash Flow From Operations	**$118,527**	$ 80,234	47.7
Capital Expenditures	**$ 28,294**	$ 32,296	(12.4)
Sales Per Employee	**$ 231**	$ 209	10.5
FINANCIAL CONDITION			
Cash and Investment Securities	**$171,700**	$ 93,827	83.0
Working Capital (less cash/securities)	**$114,043**	$118,828	(4.0)
Working Capital (less cash/securities) as a Percent of Net Sales	**12.7%**	14.3%	
Property and Equipment, Net	**$227,641**	$218,778	4.1
Total Assets	**$759,094**	$643,970	17.9
Long-term Debt	**-**	-	
Shareholders' Equity	**$536,232**	$448,424	19.6
Return on Average Assets	**11.5%**	8.7%	
Return on Average Equity	**16.4%**	12.5%	
Stock Price	**$ 18.89**	$ 15.82	19.4
Shareholders of Record	**1,437**	1,549	(7.2)
Employees	**3,891**	3,983	(2.3)

*1999 results include Perrigo's divested personal care business.

(1) See Item 7 of the Form 10-K report enclosed for a discussion of results of operations.

(2) Adjusted for reclassification of broker commissions from net sales to selling and administration of $8,113.

NET SALES
($ in millions)



904.0
753.5
763.1
835.1
834.1
898.2
1999
2000
2001
2002
2003
2004

WORKING CAPITAL
($ in millions)



232.1
148.0
133.1
110.0
118.8
114.0
1999
2000
2001
2002
2003
2004

OPERATING INCOME
($ in millions)



14.2
33.2
36.5
80.9
85.2
102.9
1999
2000
2001
2002
2003
2004

INVENTORIES
($ in millions)



197.4
126.9
161.1
155.6
160.3
174.3
1999
2000
2001
2002
2003
2004

NET INCOME
($ in millions)



(1.7)
16.8
24.4
44.8
54.0
80.6
1999
2000
2001
2002
2003
2004

ACCOUNTS RECEIVABLE
($ in millions)



89.1
88.2
96.8
82.6
87.0
86.0
1999
2000
2001
2002
2003
2004

DILUTED EARNINGS PER SHARE
(in dollars)



(0.02)
0.23
0.33
0.60
0.76
1.11
1999
2000
2001
2002
2003
2004

RETURN ON AVERAGE ASSETS
(percent)



(0.3)
3.1
4.5
7.6
8.7
11.5
1999
2000
2001
2002
2003
2004



LETTER TO SHAREHOLDERS

Fellow Shareholder:

I am pleased to report that fiscal 2004 was an excellent year for Perrigo. Our continued emphasis on financial discipline, sales growth, new product introductions, and efficient operational execution produced outstanding results.

We have made great progress in meeting our financial and operational goals, with net income and earnings per share growing to record levels in fiscal 2004. The essential components of the strategic initiatives we started nearly four years ago are now in place, and our strong financial position, combined with high quality products, customer service and operational efficiency, provide the foundation for profitable long-term growth.

WE HAVE MADE GREAT PROGRESS IN MEETING OUR FINANCIAL AND OPERATIONAL GOALS, WITH NET INCOME AND EARNINGS PER SHARE GROWING TO RECORD LEVELS IN FISCAL 2004.

2004 HIGHLIGHTS

Results

In fiscal 2004, Perrigo's sales were $898 million, an increase of $64 million, or nearly eight percent from fiscal 2003. Net income increased 49 percent to a record $81 million, or $1.11 per share, including a one-time tax benefit of $13 million, or $0.18 per share and an after-tax charge of $3.4 million, or $0.05 per share. This compares with $54 million, or $0.76 per share last year, which included after-tax income from a litigation settlement of $2 million, or $0.03 per share.



Operating income for fiscal 2004 improved by 21 percent to $103 million from $85 million last year. Sales and profit growth contributed to cash flow from operations of $119 million, up 48 percent from $80 million a year ago. This strong cash flow allowed us to invest in the launch of our generic prescription (R_X) drug business, purchase a nutritional business in the United Kingdom (U.K.), and spend $28 million for capital improvements, while recording a year-end cash and securities balance of $171 million.

SHAREHOLDERS' EQUITY

($ in millions)



333.9
353.5
387.4
418.2
448.4
536.2
1999
2000
2001
2002
2003
2004

The company continued to build value for shareholders in 2004 as shareholders' equity increased 20 percent compared with 2003. Shareholders' equity has grown by an average of 10 percent per year since 1999.

Peter Black Pharmaceuticals

In December 2003, Perrigo acquired Peter Black Pharmaceuticals, Ltd., the largest manufacturer of store brand vitamin and nutritional supplement products for grocery stores, pharmacies, and contract customers in the U.K. The acquisition of Peter Black, combined with the 2001 acquisition of Wrafton Laboratories, Ltd., makes Perrigo the U.K.'s largest manufacturer of OTC pharmaceutical and nutritional products for the store brand market and will enable us to better serve our customers in the U.K.



Asset Purchase

Subsequent to year-end, Perrigo purchased inventories, receivables, and formulations for aerosol anti-fungal foot care products from Elkhart, Indiana-based APG, Inc. The acquisition allows us to grow in an adjacent product category and provide more value to our retail customers.

Cash Dividend

In January 2003, Perrigo's board of directors declared the company's first quarterly cash dividend of $0.025 per share. In October 2003, the Perrigo board voted to increase the quarterly dividend to $0.035 per share, an increase of 40 percent. We are pleased to be in a position to build on this ongoing commitment to shareholders, even as we continue to meet our capital needs and invest for long-term growth.

Segments Revised

During fiscal 2004, Perrigo's organizational structure was re-defined to more accurately reflect our key business segments. Perrigo's business is now defined as Consumer Healthcare, U.K. Operations, Mexican Operations, and Pharmaceuticals.


Value Size
Athletes Foot Spray
Cures Most Athlete's Foot
Value Size
POWDER SPRAY
Athletes Foot Spray
Cures Most Athlete's Foot
Relieves Itching, Burning, Scaling and Cracking



GROWTH STRATEGY

Store Brands

We continue to build on our long-term commitment to the store brand business by leveraging our position as the nation's largest manufacturer of store brand OTC pharmaceutical and nutritional products. Today, Perrigo supplies products in 15 categories and 500 formulas, with solid dose capacity of more than 30 billion tablets per year. We continue to invest in research and development for new products, both national brand equivalent (NBE) OTC pharmaceutical and nutritional products, and those products switching from prescription-to-OTC (R_X-to-OTC) status.

Fiscal 2004 was also an excellent year for Perrigo in terms of new store brand product introductions. These new products contributed $70 million to Perrigo's revenue growth in 2004, including the addition of important new NBE/line extensions, R_X-to-OTC "switch" products, and branded nutritional product offerings.

NET SALES OF NEW PRODUCTS
($ in millions)


35
45
70
2002
2003
2004

PERRIGO'S BUSINESS NOW CONSISTS OF CONSUMER HEALTHCARE, U.K. OPERATIONS, MEXICAN OPERATIONS, AND PHARMACEUTICALS.

With a steady stream of prescription drug patent expirations expected over the next five years, which often lead to the introduction of OTC versions of those drugs, Perrigo's expertise in products switching from R_X-to-OTC will continue to be an important revenue and profit growth driver.


PERRIGO Rx
Generic Prescription Tablets 10 mg
PERRIGO Rx
Generic Prescription Tablets 20 mg
PERRIGO Rx
Generic Prescription Tablets 40 mg

Generic Drugs

In August 2003, we announced our intent to enter the generic prescription drug market as a strategy for future growth. The generic R_X business is a natural extension of our existing OTC pharmaceutical base:

- The opportunity is large and growing.
- Generic R_X margins are generally better than store brand margins.
- A large part of the generics market sells through the same food, drug, mass merchandise, and wholesaler channels as do our current store brand products.

2004 KEY NEW PRODUCTS


HeatWraps
Walgreens
HeatWraps
Sinus Relief
NASAL SPRAY
NEW!
MSM
OneSource
Hair, Skin & Nails
OneSource
50 PLUS
equate
fiber therapy
equate
diet smart
New Formula

LINE EXTENSIONS

NATURAL VEGETABLE POWDER CAPSULES
(METAMUCIL®)

ONE SOURCE® REGULAR; 50+ MULTIVITAMINS WITH CoQ-10

HEAT THERAPY BACK WRAPS
(THERMA CARE®)

VAPOR LIQUID NASAL SPRAY
(VICKS® SINEX)

ONE SOURCE® HAIR, SKIN & NAILS DIETARY SUPPLEMENTS

DIET MULTIVITAMINS
(ONE-A-DAY® WEIGHT SMART™)


LEADER
Allergy Relief
Ibuprofen Cold
Oral Suspension
GOODSENSE
Non-Drowsy
Allergy Relief
24 Hour
Non-Drowsy
24-Hour Allergy & Congestion Relief
CVS
JUNIOR STRENGTH IBUPROFEN

R_x-TO-OTC "SWITCH" PRODUCTS

LORATADINE ORALLY DISINTEGRATING TABLETS
(ALAVERT®; CLARITIN® REDITABS®)

LORATADINE D-24 TABLETS
(CLARITIN-D® 24-HOUR)

LORATADINE SYRUP
(CHILDREN'S CLARITIN® SYRUP)

IBUPROFEN/PSEUDOEPHEDRINE ORAL SUSPENSION
(CHILDREN'S MOTRIN® COLD)

IBUPROFEN CHEWABLE TABLETS
(CHILDREN'S/JR. STRENGTH MOTRIN®)


NEW
Dr. Steven Rosenblatt's
EPHEDRA FREE
STARCH BLOCKER
SESAME STREET Complete
SESAME STREET
Complete

BRANDED NUTRITIONAL PRODUCTS

DR. ROSENBLATT'S STARCH BLOCKER

SESAME STREET® COMPLETE CHILDREN'S MULTIVITAMIN



- Generic drugs follow a similar U.S. Food and Drug Administration (FDA) Abbreviated New Drug Application (ANDA) approval route as we have successfully used for many OTC "switch" drugs.
- We maintain our facilities in compliance with "current good manufacturing practices" (cGMP) and can manufacture generic R_X products.

Our objective is to build a generic R_X product line and pipeline of future generic products as soon as possible through internal development, acquisitions, and partnerships.

In fiscal 2004, we invested $5 million in our new generic R_X pharmaceuticals business, including $4 million for research and development, and established relationships with outside partners to facilitate the development of 8-10 generic R_X products. As a result of these investments, three R_X ANDAs were filed with the FDA in fiscal 2004, and an additional 8-10 are expected to be filed in fiscal 2005.

During the year, Perrigo Pharmaceuticals' organization also began to take shape with the hiring

OUR VISION IS TO MAKE HEALTH CARE MORE AFFORDABLE BY PUTTING MORE PRODUCTS IN THE WORLD'S MEDICINE CABINET THAN ANY OTHER HEALTH CARE COMPANY.


GOODSENSE
Pain Relief
Cold
Night Time
Complete Formula
• Headache / Sore Throat
• Coughing
• Nasal Congestion
• Runny Nose
24 Caplets


Acid
Reducer

Hendrickson Executive Vice President and General Manager – Perrigo Consumer Healthcare	Mark P. Olesnavage Executive Vice President and General Manager – Perrigo Pharmaceuticals	F. Folsom Bell Executive Vice President, Business Development	Douglas R. Schrank Executive Vice President and Chief Financial Officer	David T. Gibbons Chairman of the Board, President and Chief Executive Officer	Todd W. Kingma Senior Vice President, Secretary and General Counsel

of vice presidents of scientific affairs, and sales. In addition, we appointed directors for pharmaceutical operations, business development, and contract management.

Committed to Affordable Health Care

Perrigo's commitment to the generic R_X market is more than simply strategic. Throughout the organization, Perrigo people are passionate about their commitment to delivering affordable, high-quality health care products.

While we are focused on executing our key strategies of quality, customer service, low cost, and growth, our vision is to make health care more affordable by putting more products in the world's medicine cabinet than any other health care company.

Sincerely,

David T. Gibbons
Chairman, President and Chief Executive Officer
September 22, 2004



BUILDING ON OUR STRENGTHS

As the nation's largest manufacturer of store brand OTC pharmaceutical and nutritional products, our strategy for growth consists of maximizing the potential in Perrigo's OTC pharmaceutical and nutritional products businesses, while leveraging our core strengths to launch a generic R_X pharmaceutical business.

Perrigo's OTC market position provides us with unique opportunities as the market for store brand health care products continues to grow. In addition, our desire to be first-to-market with new R_X-to-OTC "switch" products will enable us to continue to meet the growing demand for more cost-effective medications.

The expansion of the Perrigo presence in the U.K., combined with our Mexican operation, provide solid opportunities for growth as our retail customers become more global in scope, and as OTC pharmaceutical and nutritional products grow in importance in those countries.





OVER THE LONG-TERM, THE EXPERTISE WE HAVE IN STORE BRAND OTC PHARMACEUTICALS WILL ALSO HELP US DEVELOP, MANUFACTURE, AND MARKET GENERIC R_X DRUGS.

Over the long-term, we believe the extensive experience we have developing, manufacturing, and marketing store brand OTC pharmaceuticals will also help us develop, manufacture, and market generic R_X drugs.

Expanding our Ability to Deliver Health Care Value

Store brands continue to be an important source of profit for retailers, and savings for consumers.

For retailers, store brand OTC pharmaceutical and nutritional products generate significantly more profit than advertised brands. As a result, store brands can represent more than 50 percent of a retailer's total category profit.

For consumers, store brands have become an important component in efforts to control health care costs. Store brands offer savings of more than 25 percent over advertised brands, and in the case of R_X-to-OTC switches, store brand versions can save consumers even more over previously offered prescription-only medications.

Similarly, generic R_X drugs offer consumers significant savings over branded prescription drugs, while providing retail pharmacies with excellent profit potential.

Importantly, as the population ages, the focus on health, wellness, and health care will increase proportionally. In the coming decades, the percentage of the population 65 and over could



double. The growing pressure on the health care system from this demographic shift is already being felt through the rapid and dramatic rise in heath care insurance rates and employee co-pays. As this trend continues, the volume of prescriptions being filled by generics will likely rise, making generic R_X drugs a more important part of the retail pharmacy's product mix each year. In 2003, 43 percent of prescriptions were filled with generics, and that share of the prescription market is expected to continue to grow.

Building on Our OTC Experience to Launch Generic R_X

Perrigo's expertise at delivering high-quality products, customer service, low cost, and innovation is derived from decades of experience developing, manufacturing, and marketing literally thousands of OTC pharmaceutical and nutritional products.

The investment we have made over the past several years to upgrade Perrigo quality and

WE NOW HAVE THE DEVELOPMENTAL AND OPERATIONAL CAPABILITIES TO PRODUCE SOLID-DOSE, SUSTAINED-RELEASE, LIQUID, TOPICAL, SUSPENSION, SUPPOSITORY, AND EFFERVESCENT DOSAGE FORMS.





manufacturing processes will ensure continuing compliance with FDA required cGMP as we begin to produce generic R_X drugs. Plus, our productivity improvements provide the additional capacity needed to produce generic R_X drugs in existing Perrigo facilities. And we now have the developmental and operational capabilities to produce solid-dose, sustained-release, liquid, topical, suspension, suppository, and effervescent dosage forms.

Approximately 70 percent of generic R_X drug sales are through food, drug, mass, and wholesaler channels. We have excellent relationships with those channels through our current retail OTC pharmaceutical customers. We also have credibility gained over years of working together with the senior management in those channels.

Our current business model and our focus on our four key strategies of quality, customer service, low-cost supply, and growth, solidly position Perrigo in both store brand pharmaceuticals and the new generic R_X business.

Superior Pharmaceutical Quality

Perrigo has the financial strength and resources to continue to make the necessary investments in technology, equipment, and personnel to ensure superior quality throughout the development and production process. A good example is our Global Improvement Program (GIP), which was launched in fiscal 2002 as part of an initiative to help us maintain sustainable



compliance with all FDA regulations related to the manufacture of OTC and R_X pharmaceutical products.

Superior Customer Service

Perrigo's manufacturing, packaging, and distribution capabilities, coupled with sophisticated supply chain systems, enable us to meet the rapidly changing demands of our customers, the world's largest retailers. In addition, our category management expertise ensures that our customers have the correct mix and quantity of products to meet consumer demand. Plus, Perrigo's sophisticated mass customization process enables us to produce large volumes of popular products and then customize them for each of our customers. This helps us to rapidly respond to customer needs while operating within a very low cost structure.

Packaging is also a critical element in delivering superior customer service. Each customer must have high-quality packaging and graphics to create a store brand that can effectively compete side-by-side with advertised brands. We have assembled highly sophisticated art and packaging teams that provide each and every customer with innovative, appealing, high-quality package designs.

Our high volume and product line breadth give us unmatched capability and capacity to package store brand products. Once the



customer's packaging is designed, we can quickly and efficiently package their products in liquid, solid dose, or blister configurations.

Low-Cost Processes

Our emphasis on low-cost supply is the cornerstone of Perrigo's success because it is critical to providing value.

To maintain our low-cost position, we continuously look for ways to reduce waste by focusing on incremental productivity gains that can be achieved by applying sophisticated manufacturing processes to high volumes. To achieve those productivity gains, we utilized Perrigo's financial strength to make substantial investments in talent and systems. The result has been breakthrough cost saving strategies and improved customer service.

In addition, we have instituted a "Lean/Six Sigma" program in which some of Perrigo's most talented people are being trained as "black belts", or internal experts, to lead teams which will search out, identify and then "attack" areas within the company where systems and procedures can be improved. This program is designed to yield cost reductions and improvements in quality and customer service.

LOW-COST PRODUCTION IS CRITICAL TO PROVIDING VALUE IN BOTH OTC PHARMACEUTICALS AND GENERIC R_x DRUGS.


Children's
Cold &

Another key to our future growth is effective raw material procurement. We have expanded Perrigo's global procurement to include raw materials from India and China. We have also opened offices in those countries and staffed them with Perrigo personnel who facilitate the purchase and testing of raw materials to ensure they meet all FDA standards for quality and compliance.

All these activities reinforce our emphasis on quality while contributing to the reduction of our raw materials' costs, which helps ensure profitability while delivering the value that is our hallmark.



WE HAVE EXPANDED PERRIGO'S GLOBAL PROCUREMENT TO INCLUDE RAW MATERIALS FROM INDIA AND CHINA.

Innovation Fuels Growth

Whether through new product development, demand management modeling, production technology, or logistics, we continually strive to be innovators within the store brand industry. By using our financial strength to fund significant investments in equipment, technology, and most importantly in people, Perrigo continuously seeks out and finds new and better ways to develop, source, manufacture, and market OTC pharmaceutical and nutritional products.



IN-STORE
PACKAGING
Tussin DM
Pain Relief
Get Relief. Get Going.
Holistic Marketing
PERRIGO
PR NEWS
PHARMACY SUPPORT

An example of our innovative approach to marketing is our "holistic" approach to the development of customer marketing programs. These programs creatively integrate consumer research and sophisticated marketing tactics into the design and implementation of in-store merchandising, promotional packaging, public relations/awareness campaigns, and pharmacy marketing programs that help propel customers' store brand growth.



Maximizing Our Technical Expertise

The Perrigo scientific, technical, legal, and regulatory teams work together to submit ANDAs and we are frequently first to file and receive such approvals. In fact, Perrigo has been first to market with more than 80 percent of its OTC ANDA products. This record has been acheived through either internal development or partnerships with some of the world's leading generic drug and advertised brand companies.

Perrigo's distribution capabilities and strong retailer relationships are also key to first-to-market status and are vital to our future growth strategies.

Approximately 40 percent of the current OTC market consists of ANDA products. There are currently more than 60 products that require the FDA's approval of an ANDA before marketing of a generic version, and store brands directly compete with 25 of them.





Our vast experience and success in rapidly developing and introducing both new ANDA products and line extensions are excellent preludes to efficiently navigating the generic R_X regulatory waters. We currently offer more than 20 ANDA products, have more than 40 active ANDA products under development, and are clearly the nation's leading store brand supplier.

As a result of this depth of experience and expertise in R_X-to-OTC ANDA products, Perrigo is in an excellent position to expand into generic R_X drugs.

Strengthening Your Investment

We believe Perrigo has created some unique opportunities by strategically investing in quality, customer service, low-cost supply, and growth. These investments have already contributed to our growth, while reinforcing our financial strength and providing the foundation for future growth in OTC pharmaceuticals, nutritional products, and generic R_X drugs as the demand for more affordable health care grows.

CONSUMER HEALTHCARE MARKET REVIEW

Major Product Lines


Allergy Relief
Cold
Pain Relief
Cold
NightTime

COUGH
COLD
ALLERGY
SINUS


Multivitamin
Fish Oil
STARCH BLOCKER

VITAMINS
NUTRITIONAL SUPPLEMENTS
DIET AIDS


pain reliever
buffered aspirin
ASPIRIN
Ibuprofen
All Day
Headache Relief
Ibuprofen
pain reliever
ibuprofen

ANALGESICS


FIBER
Acid Reducer
laxative pills
Woman's Laxative

GASTROINTESTINAL



Market Size	Comparable National Brands		2004 New Product Introductions
$3.5 BILLION	ADVIL® COLD & SINUS AFRIN® ALAVERT® BENADRYL® CLARITIN® DIMETAPP® NYQUIL®	PEDIACARE® ROBITUSSIN® SUDAFED® TAVIST® TRIAMINIC® TYLENOL®	LORATADINE D-24 TABLETS *(CLARITIN-D® 24-HOUR)* LORATADINE ORALLY DISINTEGRATING TABLETS *(ALAVERT®; CLARITIN® REDITABS®)* LORATADINE SYRUP *(CHILDREN'S CLARITIN® SYRUP)* VAPOR LIQUID NASAL SPRAY *(VICKS® SINEX)* CHILDREN'S IBUPROFEN/PSEUDOEPHEDRINE SUSPENSION *(CHILDREN'S MOTRIN® COLD)*
$2.9 BILLION	CALTRATE® CENTRUM® ENSURE®	FLINTSTONES® ONE-A-DAY® OSTEO BI-FLEX®	DR. ROSENBLATT'S STARCH BLOCKER SENIOR WOMEN'S MULTIVITAMINS *(ONE-A-DAY®)* DIET MULTIVITAMINS *(ONE-A-DAY® WEIGHT SMART™)* SESAME STREET® COMPLETE MULTIVITAMINS GLUCOSAMINE/CHONDROITIN CHEWABLE/CAPLETS GLUCOSAMINE SULFATE CAPLETS FISH OIL SOFTGELS
$2.2 BILLION	ADVIL® ALEVE® BAYER®	EXCEDRIN® MOTRIN® TYLENOL®	81 MG ENTERIC COATED ASPIRIN *(ST. JOSEPH®)* BERRY FLAVOR IBUPROFEN DROPS/SUSPENSION *(CHILDREN'S MOTRIN®)* IBUPROFEN CHEWABLE TABLETS *(CHILDREN'S/JR. STRENGTH MOTRIN®)* HEAT THERAPY BACK WRAPS *(THERMA CARE®)*
$1.9 BILLION	ALKA-SELTZER® CITRUCEL® CORRECTOL® EX-LAX® FIBERCON® IMODIUM A-D® MAALOX®	METAMUCIL® MYLANTA® PEPCID®AC PHILLIPS'® TAGAMET HB® TUMS® ZANTAC® 75	NATURAL VEGETABLE POWDER CAPSULES *(METAMUCIL®)* CHERRY FLAVOR MILK OF MAGNESIA *(PHILLIPS'®)*

2004 ANNUAL REPORT ON FORM 10-K

Contents

Part I

Part II

Part III

Part IV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 26, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19725

Perrigo Company

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-2799573 (I.R.S. Employer Identification No.)
515 Eastern Avenue Allegan, Michigan (Address of principal executive offices)	49010 (Zip Code)

Registrant's telephone number, including area code: (269) 673-8451

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock (without par value)
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES [X] NO [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). **YES [X] NO [ ]**

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on December 26, 2003 as reported on The NASDAQ Stock Market®, was approximately $811,784,797. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 26, 2004 the registrant had outstanding 70,945,126 shares of common stock.

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for its Annual Meeting on October 29, 2004 are incorporated by reference into Part III.

PART I.

Item 1. Business. (Dollar and share amounts in thousands, except per share amounts)

General

Perrigo Company (the Company), established in 1887, is the largest manufacturer of store brand over-the-counter (OTC) pharmaceutical and nutritional products in the United States. Store brand products are sold under a retailer's own label and compete with nationally advertised brand name products. The Company attributes its leadership position in the store brand market to its commitment to product quality, customer service, retailer marketing support and its comprehensive product assortment and low cost production.

The Company's principal executive offices are located at 515 Eastern Avenue, Allegan, Michigan 49010, its telephone number is (269) 673-8451 and its fax number is (269) 673-7535. The Company's website address is www.perrigo.com, where the Company makes available free of charge the Company's reports on Forms 10-K, 10-Q and 8-K, as well as any amendments to these reports, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission.

The Company operates primarily through two wholly owned domestic subsidiaries, L. Perrigo Company and Perrigo Company of South Carolina, Inc., and four wholly owned foreign subsidiaries, Perrigo de Mexico S.A. de C.V., Quimica y Farmacia, S.A. de C.V. (Quifa), Wrafton Laboratories Limited (Wrafton), and Perrigo UK Limited, formerly Peter Black Pharmaceuticals Ltd. (Peter Black). As used herein, "the Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

The Company's customers are major national and regional retail drug, supermarket and mass merchandise chains such as Wal-Mart, CVS, Walgreens, Albertson's, Kroger, Safeway, and Dollar General and major wholesalers such as McKesson and Supervalu.

The Company currently manufactures and markets certain products under brand names, such as Good Sense® and Dr. Rosenblatt. The Company also manufactures products under contract for marketers of national brand products.

The Company has realigned its segment reporting with the acquisition of Peter Black. The Company has four reportable segments: Consumer Healthcare, Pharmaceuticals, UK Operations and Mexico Operations. Consumer Healthcare includes the U.S. operations supporting the sale of OTC pharmaceutical and nutritional products. This reportable segment markets a broad line of products that are comparable in quality and effectiveness to national brand products. These products include analgesics, cough and cold remedies, gastrointestinal and feminine hygiene products; as well as vitamins, nutritional supplements and nutritional drinks. The cost to the retailer of a store brand product is significantly lower than that of a comparable nationally advertised brand name product. The retailer therefore can price a store brand product below the competing national brand product while still realizing a greater profit margin. Generally, the retailers' dollar profit per unit of store brand product sold is greater than the dollar profit per unit of the comparable national brand product. The consumer benefits by receiving a quality product at a price below a comparable national brand product. This reportable segment includes approximately 90% of the Company's revenues. Pharmaceuticals include the development and eventual sale of prescription drug products. UK Operations support the sale of OTC pharmaceutical and nutritional products in the United Kingdom and includes the newly acquired Peter Black. UK Operations is a supplier of store brand products to major grocery and pharmacy retailers and a contract manufacturer of OTC pharmaceutical and nutritional products. Mexico Operations support the sale of OTC and prescription drug products to retail, wholesale and governmental customers in Mexico. See Notes A and J of the consolidated financial statements for additional segment and geographic information.

Significant Developments During Fiscal 2004

Consumer Healthcare — Drug Application Approvals and New Product Introductions

In fiscal 2004, the Company received approval from the United States Food and Drug Administration (FDA) for seven drug applications. The applications were for the following products: famotidine 10 mg chewable tablet, two for loratadine tablets 10 mg, ibuprofen chewable tablets 50 mg and 100 mg, ibuprofen-pseudoephedrine oral suspension, naproxen-pseudoephedrine caplets and miconazole nitrate cream.

The Company launched several new products, most notably loratadine syrup, loratadine quick-dissolve tablets and children's ibuprofen-pseudoephedrine oral suspension, comparable to the national brands Claritin®, Alavert® and Children's Motrin® Cold. In addition, the Company launched Dr. Rosenblatt's Starch Blocker and experienced continued strong sales of loratadine and pseudoephedrine sulfate 10 mg/240 mg tablets, newly launched in late fiscal 2003, comparable to Claritin-D® 24 Hour Extended Release tablets. The revenues generated in fiscal 2004 from new products were approximately $70,000.

Pharmaceuticals — Growth Strategy

In fiscal 2003, the Company announced its intent to enter the market for generic prescription drug products as a focus for future growth complementing its strong position in the OTC pharmaceutical market. In fiscal 2004, the Company invested $4,000, primarily in increased research and development costs, for the development of generic pharmaceutical products. The Company currently has several products in development and three Abbreviated New Drug Applications (ANDA) that have been filed with the FDA. The Company does not expect the revenues for generic pharmaceutical products to be material in fiscal 2005.

The Company has reviewed potential acquisition opportunities as a means of accelerating its entry into this market. The Company purchased an option to acquire a controlling interest in Lannett Company, Inc., a manufacturer of generic pharmaceutical products. However, upon further review, the Company determined that this acquisition would not be in the best long-term interests of its shareholders and the option has since expired. The Company continues to seek acquisition opportunities that will further its development of this market and increase shareholder value.

The Company is building its organizational structure to support its generic pharmaceutical products business. During fiscal 2004, several key positions have been filled, including vice presidents for scientific affairs and sales. Additionally, the Company appointed directors for various functions, including pharmaceutical operations, pharmaceutical business development and pharmaceutical contract management.

Acquisition

In December 2003, the Company acquired Peter Black for $12,061 in cash, plus contingent consideration that is not expected to be material. Peter Black, located in the United Kingdom, is the largest manufacturer of store brand vitamin and nutritional supplement products for grocery stores, pharmacies and contract customers in the United Kingdom. Peter Black is included in the UK Operations segment. The assets and liabilities, which are not considered significant to the

Company, were added to the Company's consolidated balance sheet beginning December 27, 2003. No goodwill was recorded as a result of the acquisition. Results of operations were included beginning in the third quarter of fiscal 2004.

Quarterly Cash Dividend

The Company paid quarterly dividends of $9,136, or $0.13 per share, during fiscal 2004. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

In the second quarter of fiscal 2004, the Board of Directors increased the dividend from $0.025 per share to $0.035 per share, an increase of 40%, and continued the higher dividend rate throughout the remainder of fiscal 2004.

Tax Examination

In January 2004, the Company was notified by the Internal Revenue Service that it had concluded the routine Federal tax examination of tax years 1998, 1999 and 2000. As a result, the Company recorded a one-time income tax benefit of $13,100 in the second quarter of fiscal 2004, reducing its income tax accrual associated with these audits. The Company believes it has appropriately accrued for probable Federal income tax exposures subsequent to 2000.

FTC Investigation

The United States Federal Trade Commission (FTC) is investigating a 1998 agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. The agreement is no longer in effect. The Company is currently negotiating with the FTC to close this investigation. Because of the likelihood that the Company will enter into a settlement agreement with the FTC, the Company has recorded a $4,750 charge in the fourth quarter of fiscal 2004 which is expected to resolve all claims by the FTC and state governments. The Company continues to cooperate with the FTC to finalize the settlement agreement; however, the inquiry could result in the Company being involved in further proceedings with the FTC, state attorneys general or private litigants.

Business Strategy

The Company attributes its sustained leadership position in the store brand market to its implementation of several focused business strategies that reflect the Company's commitment to its customers and employees. The strategy is outlined below.

Product Quality and Product Assortment

The Company is committed to consistently providing a high quality product to the customer. Substantially all products are developed using ingredients and formulas comparable to those of national brand products. Packaging is designed to make the product visually appealing to the consumer. The Company offers a comprehensive product assortment in order to fill customers' needs while minimizing their product sourcing costs. High quality standards are maintained throughout all phases of production, testing, warehousing and distribution by adhering to "Current Good Manufacturing Practices" (cGMP) promulgated by the FDA.

The Company is dedicated to being the first manufacturer to develop and market key new store brand products. As a result, the Company has a research and development staff that management believes is one of the most experienced in the industry at developing products comparable to national brand products. This staff also responds to changes in existing national brand products by reformulating existing Company products. In the OTC pharmaceutical market, certain new products are the result of changes in product status from "prescription only" (Rx) to OTC (non-prescription). These "Rx switch" products require approval by the FDA through either its ANDA process or its New Drug Application (NDA) process. To accelerate the approval process, the Company relies on both internal development and strategic product development agreements with outside sources.

Customer Service and Marketing Support

The Company seeks to establish customer loyalty by providing superior customer service and marketing support. This includes providing (1) a comprehensive assortment of high quality, value priced products, (2) timely processing, shipment and delivery of orders, (3) assistance in managing customer inventories and (4) support in managing and building the customer's store brand business.

The Company provides marketing support that is directed at developing customized marketing programs for the customers' store brand products. The primary objective of this store brand management approach is to enable customers to increase sales of their own brand name products by communicating store brand quality and value to the consumer. The Company's marketing personnel assist in the development and introduction of new store brand products and promotion of customers' ongoing store brand products by performing consumer research, providing market information and establishing individualized promotions and marketing programs.

Low Cost Supplier

The Company continually strives to improve its manufacturing capabilities and technology to provide the manufacturing flexibility necessary to meet its customers' changing needs and to achieve a low cost supplier position. Education of the work force and a team approach enhances employees' skills to generate and implement programs to increase the Company's productivity, improve quality and better serve customers. Continuous improvement programs are utilized to improve efficiency by eliminating waste from all phases of Company operations.

The Company strives to develop partnerships with its suppliers to ensure reliable and competitively priced raw materials and packaging supplies. Initiatives to control supply costs include volume purchases, global sourcing, inventory and supply management, and quality and delivery measurements.

Products

The Company currently markets approximately 1,200 store brand products to approximately 300 customers. The Company includes as separate products multiple sizes, flavors and product forms of certain products. The Company has a leading market share in certain of its products in the store brand market.

Net sales related to new products were approximately $70,000 for fiscal 2004, $45,000 for fiscal 2003 and $35,000 for fiscal 2002. A product is considered new if it was added to the Company's product lines in the two most recent fiscal years that net sales are recorded.

The following table illustrates net sales for the Company's two product lines from fiscal 2000 through fiscal 2004. Excluded from this table is the Company's personal care business, which was sold in August 1999.

	Net Sales[1] by Product Line				
	Fiscal Year				
	2004	2003	2002	2001	2000
OTC Pharmaceuticals	$737,299	$688,480	$683,451	$624,495	$597,996
Nutritional	160,905	145,620	151,612	138,590	137,790
	$898,204	$834,100	$835,063	$763,085	$735,786

(1) Net sales were increased by broker commissions that were reclassified to selling and administration expenses. The amounts reclassified for 2004, 2003, 2002, 2001 and 2000 were $8,121, $8,113, $8,741, $9,597 and $9,202, respectively. See Note A.

Listed below are major consumer healthcare product categories under which the Company markets products for store brand labels, the annual retail market size for food, drug and mass merchandise retailers in the United States, excluding Wal-Mart, according to Information Resources Inc., and the names of certain national brands against which the Company's products compete.

Product Categories	Retail Market Size (Billions)	Comparable National Brands
Cough/Cold/Allergy/Sinus	$3.5	Advil® Cold & Sinus, Afrin®, Alavert®, Aleve® Cold & Sinus, Benadryl®, Claritin®, Dimetapp®, NyQuil®, PediaCare®, Robitussin®, Sudafed®, Tavist®, Triaminic®, Tylenol®
Analgesics	$2.2	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Gastrointestinal	$1.9	Alka-Seltzer®, Citrucel®, Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, Metamucil®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Senokot®, Tagamet HB®, Tums®, Zantac® 75
Vitamins/Nutritional Supplements/Diet Aids	$2.9	Centrum®, Flintstones®, One-A-Day®/Caltrate®, Osteo Bi-Flex®, Ensure®

Research and Development

Research and development is a key component of the Company's business strategy. The Company focuses on developing store brand products comparable in formulation, quality and effectiveness to existing national brand products. As part of the product development process, the Company considers the possibility of any potential patent infringement and develops alternative formulations or processes so as not to infringe any valid patent.

The Company has FDA approval to manufacture and distribute products such as children's ibuprofen-pseudoephedrine oral suspension, loperamide hydrochloride and tioconazole ointment, which are products comparable to the national brands Children's Motrin® Cold, Imodium A-D® and 1-Day™, respectively.

The Company has the rights to distribute, through use of strategic alliance agreements, products such as ibuprofen & pseudoephedrine tablets, acid reducer tablets and loratadine and pseudoephedrine sulfate extended release tablets, products that are comparable to the national brands Advil® Cold & Sinus, Pepcid® AC and Claritin® D-24, respectively.

The Company estimates that products for which marketing exclusivity is expiring through the year 2007 represent a substantial potential market. The Company actively pursues all avenues to offer store brand products comparable to certain of these products; however, there can be no assurance that it will be successful in obtaining the right to distribute additional products in the future.

The Company spent $27,721, $23,315 and $25,689 for research and development during fiscal 2004, 2003 and 2002, respectively. The Company anticipates that research and development expenditures will be higher than the fiscal 2004 level in the foreseeable future, primarily due to its entry into the generic pharmaceutical market.

Sales and Marketing

The Company employs its own sales force to service larger customers and uses industry brokers for some retailers. Field sales employees, with support from marketing and customer service, are assigned to specific customers in order to understand and work most effectively with the customer. They assist in developing in-store marketing programs and optimizing communication of customers' needs to the rest of the Company. Industry brokers provide a distribution channel for some products, primarily those marketed under the Good Sense® label.

In contrast to national brand manufacturers who incur considerable advertising and marketing expenditures that are directly targeted to the end consumer, the Company's primary marketing efforts are channeled through its customers, the retailers and wholesalers, and reach the consumer through in-store marketing programs. These programs are intended to increase visibility of store brand products and to invite comparisons to national brand products in order to communicate store brand value to the consumer. Merchandising vehicles such as floor displays, bonus sizes, coupons, rebates, store signs and promotional packs are incorporated into customers' programs. Because the retailer profit margin for store brand products is generally higher than for national brand products, retailers and wholesalers often commit funds for additional promotions. The Company's marketing efforts are also directed at new product introductions and conversions and providing market research data. Market analysis and research is used to monitor trends for products and categories and develop category management recommendations.

Wal-Mart accounted for 28% of net sales for fiscal 2004, 27% for fiscal 2003 and 25% for fiscal 2002. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business would have a material adverse impact on the Company's consolidated operating results and financial position. Such a change is not anticipated in the foreseeable future. No other customer individually accounted for more than 10% of net sales.

Manufacturing and Distribution

The Company has manufacturing facilities located in the United States, the United Kingdom and Mexico at June 26, 2004. The Company supplements its production capabilities with the purchase of product from outside sources and will continue to do so in the future. During fiscal 2004, the average capacity utilization was 60% for OTC pharmaceuticals and 65% for nutritional facilities. The capacity of these facilities may be fully utilized at certain times due to the seasonal nature of the consumer healthcare business. The Company may elect to utilize available capacity by contract manufacturing for national brand companies.

The Company's manufacturing operations are designed to allow low cost production of a wide variety of products of different quantities, sizes and packaging while maintaining a high level of customer service and quality. Flexible production line changeover capabilities and fast cycle times allow the Company to respond quickly to changes in manufacturing schedules.

The Company has logistics facilities located in the United States, the United Kingdom and Mexico. Both contract freight and common carriers are used to deliver products.

Competition

The market for store brand OTC pharmaceutical and nutritional products is highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. The Company believes it competes favorably in all of these areas.

The Company is the largest manufacturer of store brand OTC pharmaceutical products in the United States. The Company's direct competition in store brand products consists primarily of independent, privately owned companies and is highly fragmented in terms of both geographic market coverage and product categories. Additionally, competition is growing from generic prescription drug manufacturers in the Rx to OTC switch products market. The Company competes in the nutritional area with a number of public and private companies, some of which have broader product lines and larger sales volumes.

The Company's products also compete with nationally advertised brand name products. Most of the national brand companies have resources substantially greater than those of the Company. National brand companies could in the future seek to compete more directly in the store brand market by manufacturing store brand products or by lowering prices of national brand products. The Company believes that the manufacturing methods and business approach used by national brand companies are not easily adapted to the requirements of the store brand market. These requirements include the ability to produce many different package designs and product sizes. In addition, the marketing focus of national brand companies is directed towards the consumer rather than toward the retailer.

Materials Sourcing

Raw materials and packaging supplies are generally available from multiple suppliers. Certain components and finished goods are purchased rather than manufactured because of temporary production limitations, FDA restrictions or economic and other factors. In the past, supplies of certain raw materials, bulk tablets and components were limited, or were available from one or only a few suppliers. Historically, the Company has been able to react to situations that require alternate sourcing. Should alternate sourcing be required, the nature of the FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate source and adversely affect financial results. The Company has good, cooperative working relationships with substantially all of its suppliers and has historically been able to capitalize on economies of scale in the purchase of materials and supplies due to its volume of purchases.

In December 2002, a supplier of tablet/caplet gelatin coating processing confirmed its intention to discontinue selling its services to the Company as of March 31, 2003. Sales related to these products have decreased $12,000 in fiscal 2004 compared to fiscal 2003. No further reduction in future sales is expected. The Company has arranged alternative coating sources to service customer requirements. In May 2004, the Company's former supplier filed a patent infringement suit against the Company relating to its replacement products. The Company does not expect the outcome of this suit to have a material adverse effect on its operations or financial results.

Trademarks and Patents

The Company owns certain trademarks and patents; however, its business as a whole is not materially dependent upon its ownership of any one trademark or patent, or group of trademarks or patents.

Seasonality

The Company's sales of OTC pharmaceutical and nutritional products are subject to the seasonal demands for cough/cold/flu and allergy products in the second and third quarters. The second quarter of fiscal 2004 saw higher sales for these products reflecting the earlier than usual peak of the cough/cold/flu season in the U.S. market. However, sales for the entire season were relatively unchanged from the prior year. Historically, the Company's sales of cough/cold/flu products have varied from year to year based in large part on the severity and length of the cough/cold/flu season. While the Company believes that the severity and length of the cough/cold/flu season will continue to impact its sales of cough/cold/flu products, there can be no assurance that the Company's future sales of those products will necessarily follow historical patterns.

Product Liability

Over the last ten years the aggregate amount paid in settlement of liability claims has not been material, and the Company is unaware of any suits that would exceed its insurance limits. The Company believes that, currently, its product liability coverage is adequate to cover anticipated lawsuits.

In November 2000, at the request of the FDA, the Company voluntarily withdrew from the U.S. market its products containing Phenylpropanolamine (PPA), an ingredient used in the manufacture of certain OTC cough/cold and diet products. Numerous individual PPA-related lawsuits have been filed alleging that the plaintiffs suffered injury, generally some type of stroke, from ingesting the Company's PPA-containing products. At this time, the outcome of these suits is not determinable. See "Item 3. Legal Proceedings" and "Additional Item. Cautionary Note Regarding Forward-Looking Statements–Exposure to Product Liability Claims."

Environmental

The Company is subject to various federal, state and local environmental laws and regulations. The Company believes that the costs for complying with such laws and regulations will not be material to the business of the Company. The Company does not have any material remediation liabilities outstanding.

Government Regulation

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising and sale of the Company's products are subject to regulation by one or more United States agencies, including the FDA, the FTC, the Drug Enforcement Administration (DEA) and the Consumer Product Safety Commission (CPSC), as well as by foreign agencies. Various agencies of the states and localities in which the Company's products are sold also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines designated by voluntary standard setting organizations, such as the United States Pharmacopoeia Convention, Inc. (USP) and NSF International (NSF). The Company believes that its policies, operations and products comply in all material respects with existing regulations.

Food and Drug Administration

The FDA has jurisdiction over the Company's (1) marketing of ANDA, NDA, and OTC monograph drug products and (2) marketing of dietary supplements, which are regulated as foods. The FDA's jurisdiction extends to the manufacturing, testing, labeling, packaging, and distribution of these products.

OTC Pharmaceuticals. The majority of the Company's OTC pharmaceuticals are regulated under the OTC Monograph System and subject to certain FDA regulations. Under the OTC Monograph System, selected OTC drugs are generally recognized as safe and effective and do not require the submission and approval of an NDA or ANDA prior to marketing. The FDA OTC Monograph System includes well-known ingredients and specifies requirements for permitted indications, required warnings and precautions, allowable combinations of ingredients and dosage levels. Drug products marketed under the OTC Monograph System must conform to specific quality and labeling requirements; however, these products generally can be developed with fewer regulatory hurdles than those products that require the filing of an NDA or ANDA. It is, in general, less costly to develop and bring to market a product produced under the OTC Monograph System. From time to time, adequate information may become available to the FDA regarding certain drug products that will allow the reclassification of those products as generally recognized as safe and effective and not misbranded and, therefore, no longer requiring the approval of an NDA or ANDA prior to marketing. For this reason, there may be increased competition and lower profitability related to a particular product should it be reclassified to the OTC Monograph System. In addition, regulations may change from time to time, requiring formulation, packaging or labeling changes for certain products.

The Company also markets products that have switched from prescription to OTC status. These Rx to OTC switch products require approval by the FDA through its NDA or ANDA process before they can be commercialized. Based on current FDA regulations, all chemistry, manufacturing and control issues, bioequivalence and labeling related to these products are addressed by the information included in the NDA or ANDA. The ANDA process generally requires less time and expense for FDA approval compared to the NDA process. For approval of an ANDA, the Company must demonstrate that the product is essentially the same as a product that has previously been approved by the FDA and is on the market and that the Company's manufacturing process and other requirements meet FDA standards. This approval process may require that bioequivalence and/or efficacy studies be performed using a small number of subjects in a controlled clinical environment. Approval time is generally about eighteen months to four years from the date of submission of the application. Changes to a product marketed under an ANDA or NDA are governed by specific FDA regulations and guidelines that define when proposed changes, if approved by the FDA, can be implemented.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act) a company can obtain a three-year period of marketing exclusivity for an Rx to OTC switch product if the Company does a clinical study that is essential to FDA approval. This exclusivity would prevent other companies from obtaining approval of applications for the switch product. Unless the Company establishes relationships with the companies having exclusive marketing rights, or the Company conducts its own clinical trials, the Company's ability to market Rx to OTC switch products and offer its customers products comparable to the national brand products would be delayed until the expiration of the three-year exclusivity granted to the company initiating the switch. There can be no assurance that, in the event that the Company applies for FDA approvals, the Company will obtain the approvals to market Rx to OTC switch products or, alternatively, that the Company will be able to obtain these products from other manufacturers.

Under the FDA Modernization Act of 1997, a manufacturer may obtain an additional six months (which, under certain circumstances, may be extended to one year) of exclusivity if the innovator conducts pediatric studies on the product. This exclusivity will, in certain instances, delay sales by the Company of certain products.

If the Company is first to file its ANDA and meets certain requirements, the Company may be entitled to a 180-day exclusivity for that product. When a company submits an ANDA, the company is required to include a patent certification to certain patents that cover the innovator product. If the ANDA applicant challenges the validity of the innovator's patent or certifies that its product does not infringe the patent, the product innovator may sue for infringement. The legal action would not result in material damages but could result in the Company being prevented from introducing the product if it is not successful in the legal action. The Company would, however, incur the cost of defending the legal action, and that action would have the effect of triggering a statutorily mandated delay in FDA approval of the ANDA for a period of up to 30 months.

If the Company is not first to file its ANDA, the FDA may grant 180-day exclusivity to another company, thereby effectively delaying the launch of the Company's product. In addition, if exclusivity is granted to the Company, there can be no assurance that the beginning of the exclusivity period will coincide with the ability of the Company to market the product. The Company may forfeit its exclusivity as the result of events that are outside of the Company's control.

All facilities where NDA, ANDA, and OTC drugs are manufactured, tested, packed, warehoused or distributed must comply with FDA cGMPs. All of the Company's NDA, ANDA, and OTC drug products are manufactured, tested, packaged, stored and distributed according to cGMP regulations. The FDA performs periodic audits to ensure that the Company's facilities remain in compliance with all appropriate regulations. The failure of a facility to be in compliance may lead to a breach of representations made to private label customers or to regulatory action against the products made in that facility, including seizure, injunction or recall.

The Company is also subject to the requirements of the Comprehensive Methamphetamine Control Act of 1996, a law designed to allow the DEA to monitor transactions involving chemicals that may be used illegally in the production of methamphetamine. The Comprehensive Methamphetamine Control Act of 1996 establishes certain registration and recordkeeping requirements for manufacturers of OTC cold, allergy, asthma and diet medicines that contain ephedrine, pseudoephedrine or PPA. While certain of the Company's OTC drug products contain pseudoephedrine, the Company's U.S. products contain neither ephedrine, a chemical compound that is distinct from pseudoephedrine, nor PPA. Pseudoephedrine is a common ingredient in decongestant products manufactured by the Company and other pharmaceutical companies. The Company believes that its products are in compliance with all applicable DEA requirements.

Dietary Supplements. The Dietary Supplement Health and Education Act of 1994 (DSHEA) was enacted on October 25, 1994 and amended the Federal Food, Drug, and Cosmetic Act to, among other things: (1) define dietary supplements and dietary ingredients, (2) require ingredient and nutrition labeling, (3) permit "structure/function" statements for dietary supplements and (4) permit the display of certain published literature where supplements are sold. Although dietary supplements are regulated as foods, the FDA is prohibited from regulating the dietary ingredients in supplements as food additives. In addition, the FDA is generally prohibited from regulating dietary supplements as drugs unless the supplements bear drug or disease claims.

DSHEA provides for specific nutritional labeling requirements for dietary supplements that are slightly different than those for conventional foods. All supplements must bear a "Supplement Facts" box, which must list all of the supplement's dietary ingredients using nomenclature as specified in FDA regulations. DSHEA also permits dietary supplements to bear statements (1) claiming a benefit related to a classical nutrient deficiency disease, provided the prevalence of the disease in the United States is disclosed, (2) describing the role of a nutrient or dietary ingredient intended to affect the structure or function in humans, (3) characterizing the documented mechanism by which a nutrient or dietary ingredient acts to maintain such structure or function and (4) describing general well-being from consumption of a nutrient or dietary ingredient.

On January 6, 2000, the FDA published a Final Rule clarifying the types of statements permissible in dietary supplement labeling. The statements cannot state expressly or implicitly that a dietary supplement has any effect on a "disease," which the FDA defines in the Final Rule. However, dietary supplements may bear certain statements from several OTC drug monographs (e.g., relief of occasional sleeplessness).

Another type of claim that may be permitted by the FDA in dietary supplement labeling is a "health claim," which characterizes the role of a nutrient to a disease or health-related condition. There are three types of health claims: (1) health claims authorized by FDA regulations based on significant scientific agreement among experts qualified by scientific training and experience to evaluate such claims (2) health claims based on an authoritative statement of a scientific body of the United States Government or National Academy of Sciences and not objected to by the FDA and (3) "qualified health claims," which are a result of litigation and which may be made with a lower level of substantiation, provided that the FDA does not object to the claims.

Structure/function claims, health claims, and qualified health claims give industry more latitude in marketing dietary supplements and provide information to consumers about the use and benefits of dietary supplements.

The FDA has proposed regulations for cGMP requirements for dietary supplements. Although the Company cannot predict the specific content of the final cGMPs or the timing of issuance, it believes the changes will have minimal impact on its business. Until the final dietary supplement cGMPs are in place, the Company is following the FDA food cGMPs for its supplement products. In addition, as explained below, the Company also follows the NSF Good Manufacturing Practices Dietary Supplement Program.

The Company cannot determine what effect the FDA future regulations will have on its business. Future regulations could, among other things, require expanded documentation of the properties of certain products or scientific substantiation regarding ingredients, product claims or safety. In addition, the Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

Consumer Product Safety Commission

The CPSC has authority, under the Poison Prevention Packaging Act, to designate those products, including vitamin products and OTC pharmaceuticals, that require child resistant closures to help reduce the incidence of accidental poisonings. The CPSC has adopted regulations requiring numerous OTC pharmaceuticals and iron-containing dietary supplements to have these closures and has adopted rules regarding the testing of these closures by both children and adults. The Company, working with its packaging suppliers, believes that it is in compliance with all CPSC requirements.

Federal Trade Commission

The FTC exercises primary jurisdiction over the advertising and other promotional practices of marketers of dietary supplements and OTC pharmaceuticals and often works with the FDA regarding these practices. The FTC considers whether a product's claims are substantiated, truthful and not misleading.

The FTC is investigating a 1998 agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. The agreement is no longer in effect. The Company is currently negotiating with the FTC to close this investigation. Because of the likelihood that the Company will enter into a settlement agreement with the FTC, the Company has recorded a $4,750 charge in the fourth quarter of fiscal 2004 which is expected to resolve all claims by the FTC and state governments. The Company continues to cooperate with the FTC to finalize the settlement agreement; however, the inquiry could result in the Company being involved in further proceedings with the FTC, state attorneys general or private litigants.

State Regulation

All states regulate foods and drugs under laws that generally parallel federal statutes. The Company is also subject to other state consumer health and safety regulations, such as California Proposition 65 and Oklahoma House Bill 2176, that could have a potential impact on the Company's business if the Company is ever found not to be in compliance. The Company is not engaged in any material state governmental enforcement or other regulatory actions and is not aware of material non-compliance with state regulations.

United States Pharmacopoeial Convention

The USP is a non-governmental, voluntary standard-setting organization. Its drug monographs and standards are incorporated by reference into the Federal Food, Drug, and Cosmetic Act as the standards that must be met for the listed drugs, unless compliance with those standards is specifically disclaimed. USP standards exist for most OTC pharmaceuticals. The FDA typically requires USP compliance as part of cGMP compliance.

NSF International

NSF is an independent, not-for-profit, non-governmental organization providing risk management services in public health and safety. Its services include standards development, product certification, safety audits, management systems registration and education programs. NSF is accredited by the American National Standards Institute, the Occupational Safety and Health Administration and the Standard Council of Canada. These accreditations attest to the competency of services provided by NSF and compliance with established national and international standards for third-party certification.

The NSF Good Manufacturing Practices Dietary Supplement Program enables manufacturers to become independently registered by NSF as conforming to guidelines that provide a system of processes, procedures and documentation to assure the product produced has the strength, composition, quality and purity represented on the product label. The Company's nutritional facility has earned NSF registration.

Foreign Regulation

The Company manufactures, packages and distributes OTC pharmaceuticals and nutritional products in the United Kingdom and provides contract manufacturing and packaging services for major pharmaceutical and healthcare companies in the United Kingdom. The manufacturing, processing, formulation, packaging, testing, labeling, advertising and sale of these products are subject to regulation by one or more United Kingdom agencies, including the Medicines and Healthcare Products Regulatory Agency, the Department of Health, the Department of the Environment, Her Majesty's Customs and Excise, the Department of Trade and Industry, the Health and Safety Executive and the Department of Transport.

The Company manufactures, packages and distributes Rx pharmaceutical, OTC pharmaceutical and nutritional products in Mexico. The manufacturing, processing, formulation, packaging, labeling, testing, advertising and sale of these products are subject to regulation by one or more Mexican agencies, including the Health Ministry, the Commercial and Industrial Secretariat, the Federal Work's Secretariat, the Environmental Natural Resources and Fishing Secretariat, the Federal Environmental Protection Ministry and the Treasury and Public Credit Secretariat and its Customs Government department.

The Company exports OTC pharmaceutical and nutritional products to foreign countries. Government regulations for exporting these products are covered by the United States FDA, and where appropriate, DEA law, as well as each individual country's requirement for importation of such products. Each country requires approval of these products through a registration process by that country's regulatory agencies. These registrations govern the process, formula, packaging, testing, labeling, advertising and sale of the Company's products and regulate what is required and what may be represented to the public on labeling and promotional material. Approval for the sale of the Company's products by foreign regulatory agencies may be subject to delays.

Employees

As of June 26, 2004, the Company had 2,710 full-time and temporary employees in the United States. The Company has not been a party to a collective bargaining agreement in the United States. The Company had 679 employees in the United Kingdom, none of whom are covered by a collective bargaining agreement. The Company had 502 employees in Mexico, of whom 282 are covered by a collective bargaining agreement. Management considers its relations with its employees to be good.

Item 2. Properties.

As of June 26, 2004, the Company owned or leased the following primary facilities, classified by segment:

	Location	No. of Facilities	Approx. Square Footage Owned	Approx. Square Footage Leased
Consumer Healthcare	Michigan	13	2,000,000	-
	South Carolina	3	200,000	160,000
UK Operations	Braunton, United Kingdom	1	230,000	-
	Swadlincote, United Kingdom	1	-	110,000
Mexico Operations	Ramos Arizpe, Mexico	2	110,000	30,000

All of the facilities above provide manufacturing, logistics and offices to support the respective business segment. The Company leases other minor properties for logistics and offices in the United States and Mexico. The Company considers all of its properties to be well-maintained and suitable for the intended purpose of the facility.

Item 3. Legal Proceedings. (Dollar amounts in thousands)

The Company is not a party to any litigation, other than routine litigation incidental to its business except for the litigation described below. The Company believes that none of the routine litigation, individually or in the aggregate, will be material to the business of the Company.

The FTC is investigating a 1998 agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. The agreement is no longer in effect. The Company is currently negotiating with the FTC to close this investigation. Because of the likelihood that the Company will enter into a settlement agreement with the FTC, the Company has recorded a $4,750 charge in the fourth quarter of fiscal 2004 which is expected to resolve all claims by the FTC and state governments. The Company continues to cooperate with the FTC to finalize the settlement agreement; however, the inquiry could result in the Company being involved in further proceedings with the FTC, state attorneys general or private litigants.

The Company is currently defending numerous individual lawsuits pending in various state and federal courts involving PPA, an ingredient used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in the United States in November 2000 at the request of the FDA. These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

In August 1999, the Company filed a civil antitrust lawsuit in the United States District Court for the Western District of Michigan against a group of vitamin raw material suppliers alleging the defendants conspired to fix the prices of vitamin raw materials sold to the Company. The relief sought included money damages and a permanent injunction enjoining defendants from future violation of antitrust laws. The Company has entered into settlement agreements with all of the defendants. The Company received settlement payments of $3,128 and $27,891 in fiscal 2003 and 2002, respectively. The payments were net of attorney fees and expenses that were withheld prior to the disbursement of the funds to the Company. The Company will not receive any additional income related to this lawsuit.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to the vote of security holders during the fourth quarter of fiscal 2004.

Additional Item. Executive Officers of the Registrant.

The executive officers of the Company and their ages and positions as of July 26, 2004 were:

Name	Age	Position
F. Folsom Bell	62	Executive Vice President, Business Development
David T. Gibbons	60	Chairman of the Board, President and Chief Executive Officer
John T. Hendrickson	41	Executive Vice President and General Manager, Perrigo Consumer Healthcare
Todd W. Kingma	44	Vice President and General Counsel
Mark P. Olesnavage	51	Executive Vice President and General Manager, Perrigo Pharmaceuticals
Douglas R. Schrank	56	Executive Vice President and Chief Financial Officer

Mr. Bell was named Executive Vice President, Business Development, in September 2000. From January 2000 until that time, Mr. Bell acted as a consultant to the Company. Mr. Bell was a member of the Board of Directors from January 1981 through February 1986, when he voluntarily resigned. Mr. Bell was re-elected in June 1988 and voluntarily resigned in January 2003. He was the Chairman, President and Chief Executive Officer of Thermo-Serv, Inc. from July 1989 to September 1999.

Mr. Gibbons was elected Chairman of the Board in August 2003. He was elected President and Chief Executive Officer in May 2000 and a director of the Company in June 2000. Previously, Mr. Gibbons served as President of Rubbermaid Europe from 1997 to 1999 and President of Rubbermaid Home Products from 1995 to 1997. Prior to joining Rubbermaid, he served in various management, sales and marketing capacities with 3M Company from 1968 to 1995.

Mr. Hendrickson was named Executive Vice President and General Manager, Perrigo Consumer Healthcare in August 2003. He served as Executive Vice President of Operations from October 1999 to August 2003, Vice President of Operations from October 1997 to October 1999 and Vice President of Customer Service from October 1996 to October 1997. Previously, he had been Director of Engineering of the Company since 1993 and served in various positions in process engineering from 1989 to 1992. Prior to 1989, Mr. Hendrickson was in research management for five years at Procter & Gamble Company. He is a member of the Board of Directors of the Consumer Healthcare Products Association.

Mr. Kingma was named Vice President and General Counsel in August 2003. He was at Pharmacia, now Pfizer, Inc., from 1991 to 2003 in a variety of legal assignments, most recently as Vice President and Associate General Counsel. Before joining Pharmacia, he was an attorney with Dykema Gossett.

Mr. Olesnavage was named Executive Vice President and General Manager, Perrigo Pharmaceuticals in August 2003. He served as Executive Vice President Sales, Marketing and Scientific Affairs from August 2000 to August 2003 and President of Customer Business Development from June 1995 to August 2000. He served as President of the OTC pharmaceutical operations from February 1994 to June 1995. He served as Vice President of Pharmaceutical Business Development from July 1992 to January 1993 and Vice President-Marketing from June 1987 to July 1992. Previously he had been Director of Marketing of the Company since 1981. He is a member of the Board of Directors of the Generic Pharmaceutical Industry Association.

Mr. Schrank was named Executive Vice President and Chief Financial Officer in January 2000. Mr. Schrank was President of M. A. Hanna Company's Hanna Color subsidiary from 1998 to 1999, Senior Vice President of the Plastics Division from 1995 to 1998 and Vice President and Chief Financial Officer from 1993 to 1995. From 1977 to 1993, Mr. Schrank served in senior level financial, administrative and sales positions at Sealy Corporation, Eyelab, Inc. and The Pillsbury Company.

PART II.

(Dollar and share amounts in thousands, except per share amounts)

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's common stock was first quoted and began trading on The Nasdaq Stock Market® on December 17, 1991 under the symbol PRGO.

Set forth below are the high and low prices for the Company's common stock as reported on The Nasdaq Stock Market® for the last eight quarters:

Fiscal 2004:	High	Low
First Quarter	$16.74	$12.65
Second Quarter	$16.25	$12.32
Third Quarter	$20.45	$15.61
Fourth Quarter	$24.96	$17.87

Fiscal 2003:	High	Low
First Quarter	$13.02	$9.25
Second Quarter	$13.50	$10.32
Third Quarter	$13.31	$10.53
Fourth Quarter	$16.49	$11.67

The number of record holders of the Company's common stock as of July 26, 2004 was 1,437.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $9,136 and $3,484, or $0.13 and $0.05 per share, during fiscal 2004 and 2003, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant. The Company did not repurchase any shares in the fourth quarter of fiscal 2004.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements included in Item 8 of this report. The consolidated statement of income data set forth below with respect to the fiscal years ended June 26, 2004, June 28, 2003 and June 29, 2002 and the consolidated balance sheet data at June 26, 2004 and June 28, 2003 are derived from, and are qualified by reference to, the audited consolidated financial statements included in Item 8 of this report and should be read in conjunction with those financial statements and notes thereto. The consolidated statement of income data for the Company set forth below with respect to the fiscal years ended June 30, 2001 and July 1, 2000 and the consolidated balance sheet data for the Company at June 29, 2002, June 30, 2001 and July 1, 2000 are derived from audited consolidated financial statements of the Company not included in this report. The statement of income data reflects one month of personal care operations for fiscal 2000. All periods presented have been adjusted for the expensing of stock options. Certain amounts have been reclassified to conform to the current year presentation.

	Fiscal Year				
	2004[1]	2003[1]	2002[1]	2001	2000[2]
Statement of Income Data					
Net sales [3]	$898,204	$834,100	$835,063	$763,085	$753,486
Cost of sales	630,240	596,076	608,622	563,194	591,846
PPA product discontinuation	-	-	-	17,600	-
Gross profit	267,964	238,024	226,441	182,291	161,640
Operating expenses					
Distribution	15,154	15,563	16,327	15,148	16,002
Research and development	27,721	23,315	25,689	23,434	22,114
Selling and administration [3]	122,193	117,096	112,723	106,064	93,448
Subtotal	165,068	155,974	154,739	144,646	131,564
Restructuring	-	-	7,136	2,175	1,048
Goodwill impairment	-	-	11,524	-	-
Unusual litigation	-	(3,128)	(27,891)	(995)	(4,154)
Total	165,068	152,846	145,508	145,826	128,458
Operating income	102,896	85,178	80,933	36,465	33,182
Interest and other, net	(3,087)	(1,080)	(1,355)	(3,748)	4,994
Income before income taxes	105,983	86,258	82,288	40,213	28,188
Income tax expense	25,416	32,210	37,498	15,799	11,363
Net income	$ 80,567	$ 54,048	$ 44,790	$ 24,414	$ 16,825
Earnings per share					
Basic	$1.15	$0.77	$0.61	$0.33	$0.23
Diluted	$1.11	$0.76	$0.60	$0.33	$0.23
Weighted average shares outstanding					
Basic	70,206	69,746	73,164	73,646	73,370
Diluted	72,289	71,158	74,606	74,087	73,536
Dividends declared per share	$0.13	$0.05	-	-	-

	June 26, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000
Balance Sheet Data					
Cash and investment securities	$171,700	$ 93,827	$ 76,824	$ 11,016	$ 7,055
Working capital, excluding cash and investment securities	114,043	118,828	109,993	133,135	147,963
Property, plant and equipment, net	227,641	218,778	211,044	212,087	193,580
Goodwill	35,919	35,919	35,919	47,195	18,199
Total assets	759,094	643,970	601,375	582,536	493,838
Shareholders' equity	536,232	448,424	418,162	387,367	353,468

(1) See Item 7 for a discussion of results of operations.
(2) Includes a charge of $15,000 for higher than normal obsolescence expenses, a charge of $7,000 for fixed production costs and settlement proceeds related to a civil antitrust lawsuit of $4,154.
(3) Net sales were increased by broker commissions that were reclassified to selling and administration expenses. The amounts reclassified for 2004, 2003, 2002, 2001 and 2000 were $8,121, $8,113, $8,741, $9,597 and $9,202, respectively. See Note A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Segments

The Company has realigned its segment reporting with the acquisition of Peter Black. The Company has four reportable segments: Consumer Healthcare, Pharmaceuticals, UK Operations and Mexico Operations. Consumer Healthcare includes the U.S. operations supporting the sale of OTC pharmaceutical and nutritional products. Pharmaceuticals include the development and eventual sale of prescription drug products. UK Operations support the sale of OTC pharmaceutical and nutritional products in the United Kingdom and includes the newly acquired Peter Black. UK Operations is a supplier of store brand products to major grocery and pharmacy retailers and a contract manufacturer of OTC pharmaceutical and nutritional products. Mexico Operations support the sale of OTC and prescription drug products for retail, wholesale and governmental customers in Mexico. See Notes A and J of the consolidated financial statements for additional segment and geographic information.

Products and Customers

The major categories in which the Company markets its products are analgesic, cough/cold, gastrointestinal and vitamin products. According to Information Resources, Inc., the annual retail market for food, drug and mass merchandise retailers in the United States, excluding Wal-Mart, for OTC pharmaceutical and nutritional products is more than $10 billion. The store brand industry commands more than 20% of the retail market. The Company estimates its share of the store brand industry to be more than 50%.

The Company's customers are major national and regional retail drug, supermarket and mass merchandise chains such as Wal-Mart, CVS, Walgreens, Albertson's, Kroger, Safeway and Dollar General and major wholesalers such as McKesson and Supervalu.

Consumer Healthcare — Drug Application Approvals and New Product Introductions

In fiscal 2004, the Company received approval from the FDA for seven drug applications. The applications were for the following products: famotidine 10 mg chewable tablet, two for loratadine tablets 10 mg, ibuprofen chewable tablets 50 mg and 100 mg, ibuprofen-pseudoephedrine oral suspension, naproxen-pseudoephedrine caplets and miconazole nitrate cream.

The Company launched several new products, most notably loratadine syrup, loratadine quick-dissolve tablets and children's ibuprofen-pseudoephedrine oral suspension, comparable to the national brands Claritin®, Alavert® and Children's Motrin® Cold. In addition, the Company launched Dr. Rosenblatt's Starch Blocker and experienced continued strong sales of loratadine and pseudoephedrine sulfate 10 mg/240 mg tablets, newly launched in late fiscal 2003, comparable to Claritin-D® 24 Hour Extended Release tablets. The revenues generated in fiscal 2004 from new products were approximately $70,000.

Pharmaceuticals — Growth Strategy

In fiscal 2003, the Company announced its intent to enter the market for generic prescription drug products as a focus for future growth complementing its strong position in the OTC pharmaceutical market. In fiscal 2004, the Company invested $4,000, primarily in increased research and development costs, for the development of generic pharmaceutical products. The Company currently has several products in development and three ANDAs that have been filed with the FDA. The Company does not expect the revenues for generic pharmaceutical products to be material in fiscal 2005.

The Company has reviewed potential acquisition opportunities as a means of accelerating its entry into this market. The Company purchased an option to acquire a controlling interest in Lannett Company, Inc., a manufacturer of generic pharmaceutical products. However, upon further review, the Company determined that this acquisition would not be in the best long-term interests of its shareholders and the option has since expired. The Company continues to seek acquisition opportunities that will further its development of this market and increase shareholder value.

The Company is building its organizational structure to support its generic pharmaceutical products business. During fiscal 2004, several key positions have been filled, including vice presidents for scientific affairs and sales. Additionally, the Company appointed directors for various functions, including pharmaceutical operations, pharmaceutical business development and pharmaceutical contract management.

Seasonality

The Company's sales of OTC pharmaceutical and nutritional products are subject to the seasonal demands for cough/cold/flu and allergy products in the second and third quarters. The second quarter of fiscal 2004 saw higher sales for these products reflecting the earlier than usual peak of the cough/cold/flu season in the U.S. market. However, sales for the entire season were relatively unchanged from the prior year. Historically, the Company's sales of cough/cold/flu products have varied from year to year based in large part on the severity and length of the cough/cold/flu season. While the Company believes that the severity and length of the cough/cold/flu season will continue to impact its sales of cough/cold/flu products, there can be no assurance that the Company's future sales of those products will necessarily follow historical patterns.

Acquisitions

In December 2003, the Company acquired Peter Black for $12,061 in cash, plus contingent consideration that is not expected to be material. Peter Black, located in the United Kingdom, is the largest manufacturer of store brand vitamin and nutritional supplement products for grocery stores, pharmacies and contract customers in the United Kingdom. The assets and liabilities, which are not considered significant to the Company, were added to the Company's consolidated balance sheet beginning December 27, 2003. No goodwill was recorded as a result of the acquisition. Results of operations are included beginning in the third quarter of fiscal 2004.

Subsequent to year-end, the Company entered into a purchase agreement for $5,000 to acquire certain assets from a manufacturer of foot care products. The transaction is expected to close in the first quarter of fiscal 2005.

Quarterly Cash Dividend

The Company paid quarterly dividends of $9,136, or $0.13 per share, during fiscal 2004. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

In the second quarter of fiscal 2004, the Board of Directors increased the dividend from $0.025 per share to $0.035 per share, an increase of 40%, and continued the higher dividend rate throughout the remainder of fiscal 2004.

Tax Examination

In January 2004, the Company was notified by the Internal Revenue Service that it had concluded the routine Federal tax examination of tax years 1998, 1999 and 2000. As a result, the Company recorded a one-time income tax benefit of $13,100 in the second quarter of fiscal 2004, reducing its income tax accrual associated with these audits. The Company believes it has appropriately accrued for probable Federal income tax exposures subsequent to 2000.

Broker Commissions

The Company uses industry brokers as a method of servicing certain of its customers. While, historically, the broker commissions have been reported as a reduction in net sales, management believes these expenses are more appropriately classified as sales and administration expense. Consequently, broker commissions were reclassified from net sales to sales and administration expense for all periods presented. Broker commissions reclassified for fiscal years 2004, 2003 and 2002 were $8,121, $8,113 and $8,741, respectively. This reclassification affects only Consumer Healthcare.

FTC Investigation

The FTC is investigating a 1998 agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. The agreement is no longer in effect. The Company is currently negotiating with the FTC to close this investigation. Because of the likelihood that the Company will enter into a settlement agreement with the FTC, the Company has recorded a $4,750 charge in the fourth quarter of fiscal 2004 which is expected to resolve all claims by the FTC and state governments. The Company continues to cooperate with the FTC to finalize the settlement agreement; however, the inquiry could result in the Company being involved in further proceedings with the FTC, state attorneys general or private litigants.

Results of Operations

The following table sets forth, for fiscal 2004, 2003 and 2002, certain items from the Company's consolidated statements of income expressed as a percent to net sales:

	Fiscal Year		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.2	71.5	72.9
Gross profit	29.8	28.5	27.1
Operating expenses			
Distribution	1.7	1.9	2.0
Research and development	3.1	2.8	3.1
Selling and administration	13.6	13.9	13.4
Subtotal	18.4	18.6	18.5
Restructuring	-	-	0.9
Goodwill impairment	-	-	1.4
Unusual litigation	-	(0.4)	(3.4)
Total	18.4	18.2	17.4
Operating income	11.4	10.3	9.7
Interest and other, net	(0.3)	(0.1)	(0.2)
Income before income taxes	11.7	10.4	9.9
Income tax expense	2.8	3.9	4.5
Net income	8.9%	6.5%	5.4%

Consumer Healthcare

	Year-to-Date		
	2004	2003	2002
Net sales	$800,619	$757,035	$770,187
Gross profit	$251,570	$220,173	$208,348
Gross profit %	31.4%	29.1%	27.1%
Operating expenses	$144,003	$139,268	$113,488
Operating expenses %	18.0%	18.4%	14.7%
Operating income	$107,567	$ 80,905	$ 94,860
Operating income %	13.4%	10.7%	12.3%

Net Sales

Fiscal 2004 net sales increased 6% or $43,584 compared to fiscal 2003. Net sales increased approximately $59,000 due to sales of significant new products containing loratadine and a starch blocker as well as higher unit sales of analgesic products. The increase was offset by lower unit sales of existing vitamin products, antacid products and products related to tablet/caplet gelatin coating processing.

In December 2002, a supplier of tablet/caplet gelatin coating processing confirmed its intention to discontinue selling its services to the Company as of March 31, 2003. Sales related to these products have decreased $12,000 in fiscal 2004 compared to fiscal 2003. No further reduction in future sales is expected. The Company has arranged alternative coating sources to service customer requirements. In May 2004, the Company's former supplier filed a patent infringement suit against the Company relating to its replacement products. The Company does not expect the outcome of this suit to have a material adverse effect on its operations or financial results.

Fiscal 2003 net sales decreased 2% or $13,152 compared to fiscal 2002. Net sales decreased $31,000 primarily due to lower unit sales of analgesic, antacid, laxative, vitamin and contract manufactured products, partially offset by sales from the launch of loratadine and pseudoephedrine sulfate extended release tablets. In product categories where sales declined, the decline was a result of discontinuing lower margin products at certain customers and exiting sales of low volume products. The overall volume shortfall was partially offset by a favorable mix of products sold and improved net realized pricing.

Gross Profit

Fiscal 2004 gross profit increased 14% or $31,397 compared to fiscal 2003, primarily due to increased sales volume from new products, more efficient operations and lower inventory obsolescence expenses. The increase in gross profit percent was primarily due to improved operating efficiencies resulting from the Company's decision to increase production and inventory levels in the fourth quarter of fiscal 2004 in anticipation of the fiscal 2005 cough/cold/flu season. Approximately one-quarter of the gross profit percent increase was due to lower inventory obsolescence expenses.

Fiscal 2003 gross profit increased 6% or $11,825 compared to fiscal 2002. Approximately two-thirds of the gross profit percentage increase was due to improved operating efficiencies. The remaining gross profit percentage increase was primarily due to a favorable mix of products sold and improved net realized pricing.

Operating Expenses

Fiscal 2004 operating expenses increased 3% or $4,735 compared to fiscal 2003. Selling and administration expenses increased by $1,650, primarily due to higher costs related to wages, benefits, insurance and the FTC settlement agreement partially offset by a reduction in bad debt expense and the settlement of a large customer's 2002 bankruptcy. Operating expenses were favorably impacted by unusual litigation income of $3,128 in the first quarter of fiscal year 2003.

Fiscal 2003 operating expenses increased 23% or $25,780 compared to fiscal 2002. Research and development decreased $2,587 due to the timing of projects. Selling and administration increased $6,554 primarily due to insurance costs and employee benefit expenses, partially offset by lower bad debt expense. Fiscal 2002 operating expenses were favorably impacted by $27,891 of unusual litigation income. The lawsuit that gave rise to this income has been settled with all defendants and no additional income will be received. Fiscal 2002 operating expenses were unfavorably impacted by bad debt expense related to the bankruptcy of a large customer and a restructuring charge related to the sale of the logistics facility.

Pharmaceuticals

Fiscal 2004 operating expenses were $4,961. Approximately 75% of the expenses were related to costs for the development of prescription drug products and the remaining expenses were related to administration.

UK Operations

	Year-to-Date		
	2004	2003	2002
Net sales	$72,740	$46,537	$34,900
Gross profit	$ 8,698	$ 6,854	$ 6,614
Gross profit %	12.0%	14.7%	19.0%
Operating expenses	$ 8,643	$ 4,608	$ 3,728
Operating expenses %	11.9%	9.9%	10.7%
Operating income	$ 55	$2,246	$ 2,886
Operating income %	0.1%	4.8%	8.3%

Net Sales

Fiscal 2004 net sales increased 56% or $26,203 compared to fiscal 2003. The increase was primarily due to sales of nutritional products of approximately $16,000 related to the acquisition of Peter Black. Two-thirds of the remaining increase was due to exchange rate fluctuations. The balance of the increase was due to higher sales volumes of OTC and contract products.

Fiscal 2003 net sales increased 33% or $11,637 during fiscal 2002. Approximately two-thirds of the increase in sales was due to higher volume at Wrafton. The remaining increase was due to exchange rate fluctuations.

Gross Profit

Fiscal 2004 gross profit increased by 27% or $1,844 compared to fiscal 2003 primarily due to the acquisition of Peter Black and exchange rate fluctuations. The gross profit percent decreased primarily because the mix of products sold included more sales of nutrition products which contribute lower gross margins than OTC products.

Fiscal 2003 gross profit increased by 4% or $240 compared to fiscal 2002. Gross profit percent decreased primarily because the mix of products sold included more sales of contract products which contribute lower gross margins than OTC products.

Operating Expenses

Fiscal 2004 operating expenses increased by 88% or $4,035 compared to fiscal 2003 primarily due to the acquisition and integration of Peter Black and exchange rate fluctuations. Approximately one-quarter of the increase was due to exchange rate fluctuations.

Fiscal 2003 operating expenses increased 24% or $880 compared to fiscal 2002 primarily due to exchange rate fluctuations.

Mexico Operations

	Year-to-Date		
	2004	2003	2002
Net sales	$24,845	$30,528	$ 29,976
Gross profit	$ 7,696	$10,997	$ 11,479
Gross profit %	31.0%	36.0%	38.3%
Operating expenses	$ 7,461	$ 8,970	$ 28,292
Operating expenses %	30.0%	29.4%	94.4%
Operating income (loss)	$ 235	$ 2,027	$(16,813)
Operating income (loss) %	0.9%	6.6%	(56.1)%

Net Sales

Fiscal 2004 net sales decreased 19% or $5,683 compared to fiscal 2003, primarily due to lower volume of government contract sales and distributor sales partially offset by store brand sales. Approximately 30% of the decrease was due to exchange rate fluctuations.

Fiscal 2003 net sales increased 2% or $552 compared to fiscal 2002.

Gross Profit

Fiscal 2004 gross profit decreased 30% or $3,301 compared to fiscal 2003. The decrease in gross profit was primarily related to lower volume of products sold. Approximately 20% of the decrease was related to exchange rate fluctuations.

Fiscal 2003 gross profit decreased 4% or $482 compared to fiscal 2002 due primarily to changes implemented as a result of the restructuring plan.

Operating Expenses

Fiscal 2004 operating expenses decreased 17% or $1,509 compared to fiscal 2003, primarily due to lower selling expenses as a result of a change from direct selling to the use of independent distributors partially offset by an increase in bad debt expense related to a large retail distributor.

Fiscal 2003 operating expenses decreased 68% or $19,322 compared to fiscal 2002. Fiscal 2002 was unfavorably impacted by the restructuring at Quifa that resulted in a goodwill impairment charge of $11,524 and restructuring charges of $5,090. The additional decline in operating expenses was primarily due to reduced expenses from the changes implemented at Quifa as a result of the restructuring plan.

Interest and Other (Consolidated)

Fiscal 2004 interest income was $1,018 compared to interest expense of $861 for fiscal 2003. Interest income in 2004 compared to 2003 increased due to higher levels of invested cash in fiscal 2004. Other income was $2,069 for fiscal 2004 compared to $1,941 for fiscal 2003.

Fiscal 2003 interest expense was $861 compared to $934 for fiscal 2002. Other income was $1,941 for fiscal 2003 compared to $2,289 for fiscal 2002.

Income Taxes (Consolidated)

The effective tax rate was 24.0%, 37.3% and 45.6% for fiscal 2004, 2003 and 2002, respectively.

In January 2004, the Company was notified by the Internal Revenue Service that it had concluded the routine Federal tax examination of tax years 1998, 1999 and 2000. As a result, the Company recorded a one-time income tax benefit of $13,100 in the second quarter of fiscal 2004, reducing its income tax accrual associated with these audits. The Company believes it has appropriately accrued for probable Federal income tax exposures subsequent to 2000.

The high effective tax rate for fiscal 2002 was primarily due to nondeductible expenses related to goodwill impairment and restructuring costs at Quifa.

Financial Condition, Liquidity and Capital Resources

Cash and investment securities increased $77,873 to $171,700 at June 26, 2004 from $93,827 at June 28, 2003. Working capital, including cash and investment securities, increased $73,088 to $285,743 at June 26, 2004 from $212,655 at June 28, 2003. The Company's priorities for use of cash and investment securities include support of seasonal working capital demands, investment in capital assets, opportunistic repurchase of common stock and acquisition of generic prescription drug companies to accelerate entry into the market or complementary businesses that could leverage retailer relationships, offer a product niche opportunity or support geographic expansion.

Net cash provided by operating activities increased $38,293 or 48% to $118,527 for fiscal 2004 compared to $80,234 for fiscal 2003, primarily due to an increase in net income, which includes a tax benefit of $13,100 as discussed above. Net cash used for investing activities increased $19,878 or 60% to $53,154 for fiscal 2004 compared to $33,276 for fiscal 2003. In December 2003, the Company acquired Peter Black for $12,061 in cash.

Capital expenditures for facilities and equipment for fiscal 2004 of $28,294 were for normal equipment replacement and productivity enhancements. Capital expenditures for fiscal 2005 are expected to be $25,000 to $30,000.

Net cash from financing activities increased $31,308 to $1,480 for fiscal 2004 compared to $29,828 net cash for financing activities for fiscal 2003. The increase was primarily due to a reduction in common stock repurchases of $30,916 and an increase in proceeds from employee stock option exercises of $3,852. The increase was partially offset by higher dividend payments of $5,652 in fiscal 2004.

In fiscal 2004, the Company continued its common stock repurchase program. Purchases are made on the open market, subject to market conditions, and are funded by cash from operations. The total remaining expenditure approved by the Board of Directors for the repurchase of additional shares is $20,000. The remaining repurchase program was announced on October 29, 2003 and will expire on April 28, 2005. The share repurchase program announced on August 20, 2002 expired during the third quarter of fiscal 2004. The common stock repurchased was retired upon purchase. During fiscal 2004, the Company repurchased 200 shares of its common stock for $2,766. For fiscal years 2003 and 2002, the Company repurchased 3,296 and 2,533 shares of common stock for $33,682 and $31,923, respectively.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $9,136 and $3,484, or $0.13 and $0.05 per share, during fiscal 2004 and 2003, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition and capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

Dividends paid for the years ended June 26, 2004 and June 28, 2003 are as follows:

Declaration Date	Record Date	Payable	Dividend Declared
Fiscal 2004			
April 30, 2004	May 28, 2004	June 22, 2004	$0.035
January 30, 2004	February 27, 2004	March 23, 2004	$0.035
October 28, 2003	November 28, 2003	December 23, 2003	$0.035
August 7, 2003	August 29, 2003	September 23, 2003	$0.025
Fiscal 2003			
May 9, 2003	May 30, 2003	June 24, 2003	$0.025
January 23, 2003	February 28, 2003	March 21, 2003	$0.025

The Company had no long-term debt at June 26, 2004 and June 28, 2003. Cash, cash equivalents, investment securities and cash flows from operations are expected to be sufficient to finance the known and/or foreseeable liquidity and capital needs of the Company.

Effective September 23, 1999, the Company entered into a revolving credit agreement with a group of banks that provided an unsecured revolving credit facility. The Company terminated its credit facility in December 2003.

Contractual Obligations

The Company's enforceable and legally binding obligations as of June 26, 2004 are set forth in the following table. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table. The Company has no long-term debt.

	2005	2006 - 2007	2008 - 2009	Thereafter	Total
Operating leases (a)	$ 4,660	$5,781	$2,067	$ 256	$ 12,764
Purchase obligations (b)	89,677	70	-	-	89,747
Purchase agreement (c)	5,000	-	-	-	5,000
Other long-term liabilities reflected on the consolidated balance sheet					
Deferred compensation and benefits (d)	-	-	-	4,683	4,683
Other (e)	151	151	151	785	1,238
Total	$99,488	$6,002	$2,218	$5,724	$113,432

(a) Used in normal course of business principally for warehouse facilities and computer equipment.
(b) Consists of commitments for both materials and services.
(c) Purchase agreement to acquire certain assets from a manufacturer of foot care products.
(d) Includes amounts associated with non-qualified plans related to deferred compensation and executive retention. These amounts are assumed payable after five years, although certain circumstances, such as termination, would require earlier payment.
(e) Consists of a foreign grant for capital expenditures which is amortized over the life of the corresponding purchased assets.

Critical Accounting Policies

Determination of certain amounts in the Company's financial statements requires the use of estimates. These estimates are based upon the Company's historical experiences combined with management's understanding of current facts and circumstances. Although the estimates are considered reasonable, actual results could differ from the estimates. The accounting policies, discussed below, are considered by management to require the most judgment and are critical in the preparation of the financial statements. These policies are reviewed by the Audit Committee. Other accounting policies are included in Note A of the consolidated financial statements.

Allowance for Doubtful Accounts – The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $8,296 at June 26, 2004 and $10,242 at June 28, 2003.

Inventory – The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, products on quality hold, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $22,888 at June 26, 2004 and $21,717 at June 28, 2003.

Goodwill – Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The estimates associated with the goodwill impairment tests are considered critical due to the judgments required in determining fair value amounts, including projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The required annual testing is performed in the second quarter of the fiscal year and resulted in no impairment charge for fiscal 2004.

Product Liability and Workers' Compensation – The Company maintains accruals to provide for claims incurred that are related to product liability and workers' compensation. In estimating these accruals, management considers actuarial valuations of exposure based on loss experience. These actuarial valuations include significant estimates and assumptions, which include, but are not limited to, loss development, interest rates, product sales, litigation costs, accident severity and payroll expenses. Changes in these estimates and assumptions may result in additional accruals. The accrual for product liability claims was $3,876 at June 26, 2004 and $3,229 at June 28, 2003. The accrual for workers' compensation claims was $2,458 at June 26, 2004 and $3,632 at June 28, 2003.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk.

The Company is exposed to market risks, which include changes in interest rates and changes in the foreign currency exchange rate as measured against the U.S. dollar.

The Company is exposed to interest rate changes primarily as a result of interest income earned on its investment of cash on hand and, if the Company borrows funds to finance its operations, interest expense. The Company had invested cash and investment securities of $171,700 at June 26, 2004. Management believes that a fluctuation in interest rates in the near future will not have a material impact on the Company's consolidated financial statements.

The Company has international operations in the United Kingdom and Mexico. These operations transact business in the local currency, thereby creating exposures to changes in exchange rates. The Company does not currently have hedging or similar foreign currency contracts. However, the Company may obtain a contractual currency exchange rate in contemplation of a significant transaction, such as a foreign acquisition. Significant currency fluctuations could adversely impact foreign revenues; however, the Company cannot predict future changes in foreign currency exposure.

Additional Item. Cautionary Note Regarding Forward-Looking Statements.

Certain statements in Management's Discussion and Analysis of Results of Operations and Financial Condition and other portions of this report are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Fluctuation in Quarterly Results

The Company's quarterly operating results depend on a variety of factors including, but not limited to, the severity, length and timing of the cough/cold/flu season, the timing of new product introductions by the Company and its competitors, the magnitude and timing of research and development investments, changes in the levels of inventories maintained by the Company's customers and the timing of retailer promotional programs. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

Potential Volatility of Stock Price

The market price of the Company's common stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products, failure to meet published estimates of or changes in earnings estimates by securities analysts, announcements of new products or enhancements by competitors, receipt of regulatory approvals by competitors, sales of common stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key product inventory components and general economic conditions.

Manufacturing Facilities

The vast majority of the Company's domestic OTC products are manufactured in Allegan, Michigan. In addition, all of the Company's domestic nutritional products are produced at one manufacturing facility in Greenville, South Carolina. Revenues from sales of products manufactured in these facilities comprise approximately 90% of the Company's total revenues. A significant disruption at any of these facilities could impair the Company's ability to produce and ship products on a timely basis, which could have a material adverse effect on the Company's business, financial position and operating results.

Regulatory Environment

Several United States and foreign agencies regulate the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, advertising and sale of the Company's products. Various state and local agencies also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines established by voluntary standard organizations. Should the Company fail to adequately conform to these regulations and guidelines, there may be a significant impact on the operating results of the Company. In particular, packaging or labeling changes mandated by the FDA can have a material impact on the results of operations of the Company. Required changes could be related to safety or effectiveness issues. With specific regard to safety, there have been instances within the Company's product categories in which evidence of product tampering has occurred resulting in a costly product recall. The Company believes that it has a good relationship with the FDA, which it intends to maintain. If these relationships should deteriorate, however, the Company's ability to bring new and current products to market could be impeded. See "Item 1. Business – Government Regulation."

Pseudoephedrine – Retail Sales Limits

Certain states are enacting legislation in reaction to nationwide concerns over the control of chemicals that may be used illegally in the production of methamphetamine. This legislation may result in the removal of certain products containing pseudoephedrine from the retail shelf to a more controlled position of sale behind the pharmacy counter of a retailer. Additionally, such legislation may require special product packaging, enhanced recordkeeping and limits on the amount of product a consumer may purchase. Products containing pseudoephedrine generated approximately one-fifth of the Company's fiscal 2004 revenues. The Company expects these products to contribute similarly to total revenues in the future. The Company cannot predict whether further legislation will be passed or, if it is passed, its impact on future revenues of these products.

Store Brand Product Growth

The future growth of domestic store brand products will be influenced by general economic conditions, which can influence consumers to switch to store brand products, consumer perception and acceptance of the quality of the products available, the development of new products, the market exclusivity periods awarded on prescription to OTC switch products and the Company's ability to grow its store brand market share. The Company does not advertise like the national brand companies and thus is dependent on retailer promotional spending to drive sales volume and increase market share. Growth opportunities for the products in which the Company currently has a significant store brand market share (cough and cold remedies and analgesics) will be driven by the ability to offer new products to existing domestic customers. Branded pharmaceutical companies may use state and federal regulatory and legislative means to limit the use of brand equivalent products. Should store brand growth be limited by any of these factors, there could be a significant impact on the operating results of the Company.

Competitive Issues

The market for store brand OTC pharmaceutical and nutritional products is highly competitive. Store brand competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. National brand companies and/or generic Rx companies could choose to compete more directly by manufacturing store brand products or by lowering the prices of national brand products. Due to the high degree of price competition, the Company has not always been able to fully pass on cost increases to its customers. The inability to pass on future cost increases, the impact of direct store brand competitors and the impact of national brand companies lowering prices of their products or directly operating in the store brand market could have a material adverse impact on financial results. In addition, since the Company sells its nutritional products through retail drug, supermarket and mass merchandise chains, it may experience increased competition in its nutritional products business through alternative channels such as health food stores, direct mail and direct sales as more consumers obtain products through these channels. Retailer reverse auctions have added a new dimension to competition as some retailers have instituted this process to obtain competitive price quotes over the world wide web. The Company has evaluated, and will continue to evaluate, the products and product categories in which it does business. Future product line extensions, or deletions, could have a material impact on the Company's financial position or results of operations.

Generic Equivalent Products

Various risks and uncertainties are attendant to the Company's decision to expand into the manufacture and sale of generic prescription drugs. If the Company is unsuccessful in establishing and growing that business, it could negatively affect the Company's stock price, financial position and operating results. Even if the Company's generic business is ultimately successful, the costs of entering into and establishing that business may exceed the profits derived from it for some period of time.

Many of the factors applicable to the Company's store brand OTC pharmaceutical and nutritional businesses discussed in this Annual Report similarly are applicable to the generic prescription drug business. For example, the highly competitive nature of the market, the heavily regulated environment, intellectual property issues (e.g., patent and licensing issues, potential infringement claims and confidentiality concerns), availability of raw materials and market acceptance of products are all factors affecting that business. In addition, federal or state legislative proposals, reimbursement policies of third-parties (such as insurance companies, health maintenance organizations, managed care organizations, Medicaid and Medicare), cost containment measures and health care reform, as well as other factors that the Company may not be able to adequately identify due to its inexperience with generic equivalents, could affect the marketing, pricing and demand for generic prescription drugs.

Customer Issues

The Company's largest customer, Wal-Mart, currently comprises approximately 28% of total net sales. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business could have a material adverse impact on the Company's financial position and results of operations.

The impact of retailer consolidation could have an adverse impact on future sales growth. Should a large customer encounter financial difficulties, the exposure on uncollectible receivables and unusable inventory could have a material adverse impact on the Company's financial position or results of operations.

Research and Development

The Company's investment in research and development is expected to be above historical levels due to the Company's planned expansion into the manufacture and sale of generic prescription drugs as well as the high cost of developing and becoming a qualified manufacturer of new products that are switching from prescription to OTC status. The ability to attract scientists proficient in emerging delivery forms and/or contracting with a third party innovator in order to generate new products of this type is a critical element of the Company's long term plans. Should the Company fail to attract qualified employees or enter into reasonable agreements with third party innovators, long term sales growth and profit would be adversely impacted.

Patent and Trade Dress Issues

The Company's ability to bring new products to market is limited by certain patent and trade dress factors including, but not limited to, the existence of patents protecting brand products for the Consumer Healthcare and Pharmaceuticals segments and the regulatory exclusivity periods awarded on products that have switched from prescription to OTC status. The cost and time to develop these prescription and switch candidate products is significantly greater than the rest of the new products that the Company seeks to introduce. Moreover, the Company's packaging of certain products could be subject to trade dress and design patent legal actions regarding infringement. Although the Company designs its products and packaging to avoid infringing upon any valid proprietary rights of national brand marketers, there can be no assurance that the Company will not be subject to such legal actions in the future.

Effect of Research and Publicity on Nutritional Product Business

The Company believes that growth in the nutritional products business is based largely on national media attention regarding scientific research suggesting potential health benefits from regular consumption of certain vitamin and other nutritional products. There can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. In the event of future unfavorable scientific results or media attention, the Company's sales of nutritional products could be materially adversely impacted.

Dependence on Personnel

The Company's future success will depend in large part upon its ability to attract and retain highly skilled research and development scientists, management information specialists, operations, sales, marketing and managerial personnel. The Company does not have employment contracts with any key personnel other than David T. Gibbons, its Chairman of the Board, President and Chief Executive Officer. Should the Company not be able to attract or retain key qualified employees, future operating results may be adversely impacted.

Availability of Raw Materials and Supplies

In the past, supplies of certain raw materials, bulk tablets and finished goods purchased by the Company were limited, or were available from one or only a few suppliers, and it is possible that this will occur in the future. Should this situation occur, it can result in increased prices, rationing and shortages. In response to these problems the Company tries to identify alternative materials or suppliers for such raw materials, bulk tablets and finished goods. The nature of FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate material source. Certain material shortages and approval of alternate sources could adversely affect financial results.

In December 2002, a supplier of tablet/caplet gelatin coating processing confirmed its intention to discontinue selling its services to the Company as of March 31, 2003. Sales related to these products have decreased $12,000 in fiscal 2004 compared to fiscal 2003. No further reduction in future sales is expected. The Company has arranged alternative coating sources to service customer requirements. In May 2004, the Company's former supplier filed a patent infringement suit against the Company relating to its replacement products. The Company does not expect the outcome of this suit to have a material adverse effect on its operations or financial results.

Legal Exposure

From time to time, the Company and/or its subsidiaries become involved in lawsuits arising from various commercial matters, including, but not limited to, competitive issues, contract issues, intellectual property matters, workers' compensation, product liability and regulatory issues such as Proposition 65 in California. See "Item 3. Legal Proceedings" for a discussion of litigation. Litigation tends to be unpredictable and costly. No assurance can be made that litigation will not have a material adverse effect on the Company's financial position or results of operations in the future.

Insurance Costs

The Company maintains insurance, including property, general and product liability, and directors' and officers' liability, to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the Company's financial results depending on the nature of the loss and the level of insurance coverage maintained by the Company. The Company cannot predict whether deductible or retention amounts will increase or whether coverages will be reduced in the future. From time to time, the Company may reevaluate and change the types and levels of insurance coverage that it purchases.

Exposure to Product Liability Claims

The Company, like other retailers, distributors and manufacturers of products that are ingested, is exposed to product liability claims in the event that, among other things, the use of its products results in injury. There is no assurance that product liability insurance will continue to be available to the Company at an economically reasonable cost or that the Company's insurance will be adequate to cover liability that the Company incurs in connection with product liability claims. See "Item 3. Legal Proceedings".

Capital Requirements and Liquidity

The Company maintains a broad product line to function as a primary supplier for its customers. Capital investments are driven by growth, technological advancements, cost improvement and the need for manufacturing flexibility. Estimation of future capital expenditures could vary materially due to the uncertainty of these factors. If the Company fails to stay current with the latest manufacturing and packaging technology, it may be unable to competitively support the launch of new product introductions.

The Company anticipates that cash, cash equivalents, investment securities, and cash flows from operations will substantially fund working capital and capital expenditures. The Company has historically evaluated acquisition opportunities and anticipates that acquisition opportunities will continue to be identified and evaluated in the future. The historical growth of sales and profits has been significantly influenced by acquisitions. There is no assurance that future sales and profits will, or will not, be impacted by acquisition activities. The Company's current capital structure, results of operations and cash flow needs could be materially impacted by acquisitions.

International Operations

The Company sources certain key raw materials from foreign suppliers and is increasing its sales outside the United States. The Company's primary markets outside the United States are Mexico, Canada and the United Kingdom. The Company may have difficulty in international markets due, for example, to greater regulatory barriers, the necessity of adapting to new regulatory systems and problems related to markets with different cultural bases and political systems. Sales to customers outside the United States and foreign raw material purchases expose the Company to a number of risks including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, longer payment cycles, exchange rate fluctuations, difficulties obtaining export or import licenses, the imposition of withholding or other taxes, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Should any of these risks occur, they may have a material adverse impact on the operating results of the Company.

Financial Statement Estimates, Judgments and Assumptions

The consolidated and condensed financial statements included in the periodic reports that the Company files with the Securities and Exchange Commission are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on the Company's financial position and operating results and could negatively affect the market price of the Company's common stock.

Tax Rate Implication

Income tax rate changes by governments and changes in the tax jurisdictions in which the Company operates could influence the effective tax rates for future years. Entry into new tax jurisdictions, whether domestic or international, increases the likelihood of fluctuation.

Interest Rate Implication

The Company incurs interest expense at its foreign subsidiaries due to its use of credit facilities in the United Kingdom and Mexico that employ variable interest rates. The interest rates are established at the time of borrowing based upon the prime rate or the LIBOR rate, plus a factor, or at a rate based on an interest rate agreed upon between the Company and its Agent at the time the loan is made. Interest income is related to investing cash on hand in various short-term investments whereby the interest rate is determined on the day the investment is made. Accordingly, interest income and expense is subject to fluctuation due to the variability of interest rates.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS **PAGE**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying consolidated balance sheets of Perrigo Company and subsidiaries as of June 26, 2004 and June 28, 2003 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 26, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perrigo Company and subsidiaries as of June 26, 2004 and June 28, 2003 and the results of their operations and their cash flows for each of the three years in the period ended June 26, 2004 in conformity with U.S. generally accepted accounting principles.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
July 23, 2004

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2004	2003	2002
Net sales	$ 898,204	$ 834,100	$ 835,063
Cost of sales	630,240	596,076	608,622
Gross profit	267,964	238,024	226,441
Operating expenses			
Distribution	15,154	15,563	16,327
Research and development	27,721	23,315	25,689
Selling and administration	122,193	117,096	112,723
Subtotal	165,068	155,974	154,739
Restructuring	-	-	7,136
Goodwill impairment	-	-	11,524
Unusual litigation	-	(3,128)	(27,891)
Total	165,068	152,846	145,508
Operating income	102,896	85,178	80,933
Interest and other, net	(3,087)	(1,080)	(1,355)
Income before income taxes	105,983	86,258	82,288
Income tax expense	25,416	32,210	37,498
Net income	$ 80,567	$ 54,048	$ 44,790
Earnings per share			
Basic	$ 1.15	$ 0.77	$ 0.61
Diluted	$ 1.11	$ 0.76	$ 0.60
Weighted average shares outstanding:			
Basic	70,206	69,746	73,164
Diluted	72,289	71,158	74,606
Dividends declared per share	$ 0.13	$ 0.05	$ -

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 26, 2004	June 28, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 161,252	$ 93,827
Investment securities	10,448	-
Accounts receivable	86,040	87,018
Inventories	174,253	160,326
Current deferred income taxes	29,877	32,643
Prepaid expenses and other current assets	11,359	5,383
Total current assets	473,229	379,197
Property and equipment		
Land	14,359	13,962
Building	196,029	188,509
Machinery and equipment	251,797	226,644
	462,185	429,115
Less accumulated depreciation	234,544	210,337
	227,641	218,778
Goodwill	35,919	35,919
Non-current deferred income taxes	8,137	3,968
Other non-current assets	14,168	6,108
	$ 759,094	$ 643,970
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 88,858	$ 72,186
Notes payable	9,528	8,980
Payroll and related taxes	41,387	40,535
Accrued expenses	43,689	36,590
Accrued income taxes	-	5,568
Current deferred income taxes	4,024	2,683
Total current liabilities	187,486	166,542
Non-current deferred income taxes	29,606	25,484
Other non-current liabilities	5,770	3,520
Shareholders' equity		
Preferred stock, without par value, 10,000 shares authorized	-	-
Common stock, without par value, 200,000 shares authorized	104,160	88,990
Unearned compensation	(514)	(111)
Accumulated other comprehensive income	2,892	1,282
Retained earnings	429,694	358,263
Total shareholders' equity	536,232	448,424
	$ 759,094	$ 643,970
Supplemental Disclosures of Balance Sheet Information		
Allowance for doubtful accounts	$ 8,296	$ 10,242
Allowance for inventory	$ 22,888	$ 21,717
Working capital	$ 285,743	$ 212,655
Preferred stock, shares issued	-	-
Common stock, shares issued	70,882	70,034

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock Issued		Unearned	Accumulated Other Comprehensive	Comprehensive	Retained
	Shares	Amount	Compensation	Income	Income	Earnings
Balance at June 30, 2001	74,072	$ 124,495	$ (465)	$ 428		$ 262,909
Net income	-	-	-	-	$ 44,790	44,790
Foreign currency translation adjustments	-	-	-	(55)	(55)	-
Issuance of common stock under:						
Stock options	970	10,192	-	-	-	-
Restricted stock plan	41	711	(711)	-	-	-
Compensation for stock options	-	6,066	-	-	-	-
Earned compensation for restricted stock	-	-	568	-	-	-
Tax effect from stock transactions	-	1,157	-	-	-	-
Purchases and retirements of common stock	(2,533)	(31,923)	-	-	-	-
Balance at June 29, 2002	72,550	110,698	(608)	373	44,735	307,699
Net income	-	-	-	-	54,048	54,048
Foreign currency translation adjustments	-	-	-	909	909	-
Issuance of common stock under:						
Stock options	769	7,100	-	-	-	-
Restricted stock plan	11	131	(131)	-	-	-
Compensation for stock options	-	5,224	-	-	-	-
Cash dividends, $0.05 per share	-	-	-	-	-	(3,484)
Earned compensation for restricted stock	-	-	628	-	-	-
Tax effect from stock transactions	-	(481)	-	-	-	-
Purchases and retirements of common stock	(3,296)	(33,682)	-	-	-	-
Balance at June 28, 2003	70,034	88,990	(111)	1,282	54,957	358,263
Net income	-	-	-	-	80,567	80,567
Foreign currency translation adjustments	-	-	-	1,610	1,610	-
Issuance of common stock under:						
Stock options	988	10,248	-	-	-	-
Restricted stock plan	60	835	(835)	-	-	-
Compensation for stock options	-	5,128	-	-	-	-
Cash dividends, $0.13 per share	-	-	-	-	-	(9,136)
Earned compensation for restricted stock	-	-	432	-	-	-
Tax effect from stock transactions	-	1,725	-	-	-	-
Purchases and retirements of common stock	(200)	(2,766)	-	-	-	-
Balance at June 26, 2004	70,882	$ 104,160	$ (514)	$ 2,892	$ 82,177	$ 429,694

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2004	2003	2002
Cash Flows From Operating Activities			
Net income	$ 80,567	$ 54,048	$ 44,790
Adjustments to derive cash flows			
Depreciation and amortization	28,452	26,126	25,613
Compensation - stock options	5,128	5,224	6,066
Deferred income taxes	3,366	(6,847)	1,711
Goodwill impairment	-	-	11,524
Restructuring	-	-	7,136
Changes in operating assets and liabilities, net of a business acquisition and a restructuring			
Accounts receivable	4,075	(4,427)	14,301
Inventories	(6,168)	(4,656)	5,512
Accounts payable	10,891	(2,329)	(9,955)
Payrolls and related taxes	1,072	9,185	5,218
Accrued expenses	6,050	3,869	4,878
Accrued income taxes	(5,552)	(2,516)	(12,492)
Other	(9,354)	2,557	123
Net cash from operating activities	118,527	80,234	104,425
Cash Flows For Investing Activities			
Additions to property and equipment	(28,294)	(32,296)	(27,528)
Proceeds from sale of assets held for sale	-	-	14,161
Acquisition of a business, net of cash	(12,061)	-	-
Investment in equity subsidiaries	(2,000)	-	-
Purchase of securities	(17,099)	-	-
Proceeds from sales of securities	6,300	-	-
Other	-	(980)	(398)
Net cash for investing activities	(53,154)	(33,276)	(13,765)
Cash From (For) Financing Activities			
Borrowings (repayments) of short-term debt, net	702	640	(4,506)
Tax benefit (expense) of stock transactions	1,725	(481)	1,157
Issuance of common stock	11,083	7,231	10,192
Repurchase of common stock	(2,766)	(33,682)	(31,923)
Cash dividends	(9,136)	(3,484)	-
Other	(128)	(52)	234
Net cash from (for) financing activities	1,480	(29,828)	(24,846)
Net increase in cash and cash equivalents	66,853	17,130	65,814
Cash and cash equivalents, at beginning of period	93,827	76,824	11,016
Effect of exchange rate changes on cash	572	(127)	(6)
Cash and cash equivalents, at end of period	$ 161,252	$ 93,827	$ 76,824
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 591	$ 1,257	$ 1,542
Income taxes	$ 31,079	$ 43,417	$ 47,103

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is the largest manufacturer of store brand over-the-counter (OTC) pharmaceutical and nutritional products in the United States. Additionally, the Company manufactures OTC pharmaceutical and nutritional products in the United Kingdom and OTC pharmaceutical and prescription drug products in Mexico.

The Company's principal customers are major national and regional retail supermarket, drug store and mass merchandise chains and major wholesalers located within the United States. One customer accounted for 28% of net sales during fiscal 2004, 27% in fiscal 2003 and 25% in fiscal 2002. None of the Company's other customers individually account for more than 10% of its net sales. International net sales, primarily in the United Kingdom and Mexico , for fiscal 2004, 2003, and 2002 were $109,605, $88,440 and $79,788, respectively.

The Company operates primarily through two wholly owned domestic subsidiaries, L. Perrigo Company and Perrigo Company of South Carolina, Inc., and four wholly owned foreign subsidiaries, Perrigo de Mexico S.A. de C.V., Quimica y Farmacia, S.A. de C.V. (Quifa), Wrafton Laboratories Limited (Wrafton), and Perrigo UK Limited, formerly Peter Black Pharmaceuticals Ltd. (Peter Black). As used herein, "the Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

The Company has manufacturing facilities in the United States, the United Kingdom and Mexico. As of June 26, 2004 and June 28, 2003, the net book value of property and equipment located outside the United States was $42,608 and $27,685, respectively.

The Company has realigned its segment reporting with the acquisition of Peter Black. The Company has four reportable segments: Consumer Healthcare, Pharmaceuticals, UK Operations and Mexico Operations. Consumer Healthcare includes the U.S. operations supporting the sale of OTC pharmaceutical and nutritional products. Pharmaceuticals include the development and eventual sale of prescription drug products. UK Operations support the sale of OTC pharmaceutical and nutritional products in the United Kingdom and includes the newly acquired Peter Black. UK Operations is a supplier of store brand products to major grocery and pharmacy retailers and a contract manufacturer of OTC pharmaceutical and nutritional products. Mexico Operations support the sale of OTC and prescription drug products for retail, wholesale and governmental customers in Mexico. See Note J for additional segment and geographic information.

Basis of Presentation

The Company's fiscal year is a fifty-two or fifty-three week period, which ends the Saturday on or about June 30. The last three fiscal years were comprised of 52 weeks ended June 26, 2004, June 28, 2003 and June 29, 2002.

In December 2003, the Company acquired Peter Black for $12,061 in cash, plus contingent consideration that is not expected to be material. Peter Black, located in the United Kingdom, is the largest manufacturer of store brand vitamin and nutritional supplement products for grocery stores, pharmacies and contract customers in the United Kingdom. The assets and liabilities, which are not considered significant to the Company, were added to the Company's consolidated balance sheet beginning December 27, 2003. No goodwill was recorded as a result of the acquisition. Results of operations are included beginning in the third quarter of fiscal 2004.

Subsequent to year-end, the Company entered into a purchase agreement for $5,000 to acquire certain assets from a manufacturer of foot care products. The transaction is expected to close in the first quarter of fiscal 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. The Company consolidates results of operations and financial position of the UK and Mexico operations on a twelve-month period ending in May. All material intercompany transactions and balances have been eliminated in consolidation. The Company owns a minority interest in a Canadian company and a Chinese company. These investments are accounted for using the equity method and are recorded in other noncurrent assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported earnings, financial position and various disclosures. Although the estimates are considered reasonable, actual results could differ from the estimates.

International

The Company translates its foreign operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date, and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. Accumulated comprehensive income is comprised entirely of foreign currency translation adjustments. Consolidated translation adjustments resulting from exchange rate fluctuations on transactions denominated in currencies other than the functional currency are not material.

Revenues

Revenues from product sales are recognized when the goods are shipped to the customer. When title and risk pass to the customer is dependent on the customer's shipping terms. If the customer has shipping terms of Free on Board (FOB) shipping point, title and risk pass to the customer as soon as the freight carrier leaves the Company's shipping location. If the customer has shipping terms of FOB destination, title and risk pass to the customer upon receipt of the order at the customer's location. Approximately 35% of the Company's revenues relate to customers that have shipping terms of FOB destination. A provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A provision is also recorded as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items.

Shipping and handling costs billed to customers are included in net sales. Conversely, shipping and handling expenses incurred by the Company are included in cost of sales.

Broker Commissions

The Company uses industry brokers as a method of servicing certain of its customers. While, historically, the broker commissions have been reported as a reduction in net sales, management believes these expenses are more appropriately classified as sales and administration expense. Consequently, broker commissions were reclassified from net sales to sales and administration expense for all periods presented. Broker commissions reclassified for fiscal years 2004, 2003 and 2002 were $8,121, $8,113 and $8,741, respectively. This reclassification affects only Consumer Healthcare.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash and cash equivalents, investment securities, accounts receivable, accounts payable and notes payable, approximates their fair value.

Generally, the Company does not enter into derivative contracts either to hedge existing risks or for speculative purposes. However, the Company has entered into foreign currency forward contracts to essentially fix the exchange rate related to funding international acquisitions as it did in fiscal 2004 to acquire Peter Black. The Company was not a party to any other derivative contracts during the years presented.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of demand deposits and other short-term investments with maturities of three months or less at the date of purchase.

Investment Securities

The Company has investments in debt securities that are classified as available-for-sale. The securities are carried at estimated fair value of $10,448 at June 26, 2004 which approximates amortized cost. The securities consist of corporate bonds that mature as follows: $4,607 mature within one year and $5,841 mature between one and four years. Realized gains and losses on investment securities are determined using the specific identification method. Amortization of premiums and discounts are included in interest income.

Accounts Receivable

The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $8,296 at June 26, 2004 and $10,242 at June 28, 2003.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method.

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $22,888 at June 26, 2004 and $21,717 at June 28, 2003.

Long-Lived Assets

Property and equipment are recorded at cost and are depreciated primarily using the straight-line method for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects. Useful lives for financial reporting range from 5-10 years for machinery and equipment, and 10-40 years for buildings. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized.

Other than goodwill, the Company periodically reviews long-lived assets that have finite lives and that are not held for sale for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows. Goodwill is reviewed annually for impairment by comparing the carrying value of each reporting unit to the present value of its expected future cash flows. For fiscal 2004 and 2003, the required annual testing resulted in no impairment charge.

The Company's intangible assets, excluding goodwill, are immaterial.

Share-Based Awards

Share-based compensation awards are recognized at fair value. All periods presented have been adjusted to reflect compensation costs that would have been recognized had the recognition provisions of SFAS 123, as amended by SFAS 148, been applied to all awards granted after July 1, 1995.

Income Taxes

Deferred income tax assets and liabilities are recorded based upon the difference between financial reporting and tax reporting bases of assets and liabilities using the enacted tax rates.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries.

New Accounting Standards

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) was signed into law. The Act entitles employers who provide certain prescription drug benefits for retirees to receive a federal subsidy beginning in calendar 2006, thereby creating the potential for significant benefit cost savings. FASB Staff Position (FSP) 106-2 requires companies to record the amount expected to be received under the Act as an actuarial gain, to the extent the related post-retirement medical plan's (plan) total unrecognized actuarial gains or losses exceed certain thresholds, to be amortized into income over time. FSP 106-2 is effective beginning the first quarter of fiscal 2005. The Company is a sponsor of a plan that provides prescription drug benefits. The Company is currently evaluating any effects the Act may have on the plan and our financial statements. Accordingly, any measures of the accumulated post-retirement benefit obligation or net periodic post-retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan.

Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46(R), "Consolidation of Variable Interest Entities", issued in December 2003, requires that if a business enterprise has a controlling financial interest in a variable interest entity, and is considered the primary beneficiary, the assets, liabilities and results of the activities of the variable interest entity shall be included in the consolidated financial statements of the business enterprise. (FIN) 46(R) is effective for the Company in the fourth quarter of fiscal 2004. Based on the Company's evaluation of the requirements of (FIN) 46(R), no variable interest entities that are subject to consolidation were identified and, as such, the adoption of (FIN) 46(R) for fiscal year 2004 had no impact on the Company's consolidated financial position or results of operations.

NOTE B – EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the basic and diluted earnings per share (EPS) calculation follows:

	Fiscal Year		
	2004	2003	2002
Numerator:			
Net income used for both basic and diluted EPS	$80,567	$54,048	$44,790
Denominator:			
Weighted average shares outstanding for basic EPS	70,206	69,746	73,164
Dilutive effect of share-based awards	2,083	1,412	1,442
Weighted average shares outstanding for diluted EPS	72,289	71,158	74,606

Share-based awards outstanding that are antidilutive were 1,819 for fiscal 2004, 3,204 for fiscal 2003 and 2,341 for fiscal 2002. These share-based awards were excluded from the diluted EPS calculation.

NOTE C - INVENTORIES

Inventories are summarized as follows:

	June 26, 2004	June 28, 2003
Finished goods	$ 71,875	$ 59,547
Work in process	58,784	58,628
Raw materials	43,594	42,151
	$174,253	$160,326

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated market value. The inventory balances stated above are net of an inventory allowance of $22,888 at June 26, 2004 and $21,717 at June 28, 2003.

NOTE D - CREDIT ARRANGEMENTS

Effective September 23, 1999, the Company entered into a revolving credit agreement with a group of banks which provided an unsecured revolving credit facility. The Company terminated its credit facility in December 2003.

At June 26, 2004 and June 28, 2003, Wrafton had short-term, unsecured debt with a bank in the United Kingdom of $4,008 and $3,177, respectively, which was supported by a Company guarantee. Interest rates are established at the time of borrowing based on LIBOR plus 1%.

At June 26, 2004 and June 28, 2003, Quifa had short-term, unsecured debt with two banks in Mexico of $5,520 and $5,803, respectively, which was supported by a Company guarantee. Interest rates are established at the time of borrowing based on a rate agreed upon between the banks and Quifa.

Short-term debt is included in Notes Payable.

NOTE E - SHAREHOLDERS' EQUITY

In April 1996, the Company's Board of Directors adopted a Preferred Share Purchase Rights Plan and declared a dividend distribution to be made to shareholders of record on April 22, 1996 of one Preferred Share Purchase Right for each outstanding share of the Company's common stock. The Rights contain provisions that are intended to protect the Company's stockholders in the event of an unsolicited and unfair attempt to acquire the Company. The Company is entitled to redeem the Rights at $.01 per Right at any time before a 20% position has been acquired. The Rights will expire on April 10, 2006, unless previously redeemed or exercised.

Prior to October 28, 2003, the Company had stock option plans for employees and directors that were approved by shareholders. Additionally, the Company had restricted stock plans and agreements as described below that were not approved by shareholders.

The Company had a restricted stock plan for directors that granted $10 worth of restricted shares to each director on the date of the Annual Board Meeting. The number of shares issued was based on the fair market value of the shares on the date of the Annual Board Meeting. No additional shares will be granted under this plan and the remaining shares available for grant have been transferred to the plan that became effective October 28, 2003.

In August 2001, the Company granted 25 shares of restricted stock valued at $440 to David T. Gibbons pursuant to restricted stock agreements. Additionally, Mr. Gibbons was granted 96 shares valued at $503 under the terms of his employment agreement in May 2000. The restricted shares granted in August 2001 and May 2000 vested on August 14, 2003 and June 30, 2003, respectively.

In August 2001, the Company granted 12 shares of restricted stock valued at $211 to Douglas R. Schrank pursuant to a restricted stock agreement. The restricted shares vested on August 14, 2003.

Effective October 28, 2003, the Company's shareholders approved the 2003 Long-Term Incentive Plan. All share-based compensation for employees, directors and others will be granted under this plan. The purpose of the plan is to attract and retain individuals of exceptional managerial talent and encourage these individuals to acquire a vested interest in the Company's success and prosperity. The awards that are granted under this program primarily include non-qualified stock options, incentive stock options and restricted shares. All other share-based compensation plans were terminated and any remaining shares available for grant were transferred to this plan.

Generally, awards granted under the preceding plans vest and may be exercised and/or sold from one to ten years after the date of grant based on a vesting schedule.

Proceeds from the exercise of stock options and income tax benefits attributable to stock options exercised are credited to common stock. Stock option compensation expense was $5,128 for fiscal 2004, $5,224 for fiscal 2003 and $6,066 for fiscal 2002.

The Company accounts for restricted shares as unearned compensation, which is ratably charged to expense over the vesting period. In fiscal 2004, the Company granted 60 shares of restricted stock valued at $835 pursuant to the 2003 Long-term Incentive Plan. Compensation expense for restricted shares was $432 for fiscal 2004, $628 for fiscal 2003 and $568 for fiscal 2002. The unearned compensation included in shareholders' equity was $514 at June 26, 2004 and $111 at June 28, 2003. A holder of restricted shares has all rights of a shareholder except that the shares are restricted as to sale or transfer for the vesting period and the shares are forfeited upon termination in certain circumstances.

Prior to the second quarter of fiscal 2003, the Company accounted for stock option compensation under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock option compensation cost was reflected in results reported prior to the second quarter of fiscal 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Beginning in the second quarter of fiscal 2003, the Company adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", for stock option compensation. All prior periods presented were adjusted in last year's annual report to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS 123, as amended by SFAS 148, been applied to all awards granted after July 1, 1995. Compensation costs are included in selling and administration operating expenses.

A summary of activity for the Company's stock option plans is presented below:

	Fiscal Year					
	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares outstanding at beginning of year	6,249	$10.46	6,530	$10.72	6,385	$ 10.07
Granted	1,053	14.01	978	10.22	1,237	15.13
Exercised	(988)	10.17	(769)	9.17	(970)	10.18
Terminated	(264)	20.15	(490)	15.52	(122)	19.06
Shares outstanding at end of year	6,050	10.70	6,249	10.46	6,530	10.72
Options exercisable at end of year	2,787	9.55	2,653	10.66	2,599	11.75
Shares available for grant at end of year	4,249		2,538		3,026	
Price per share of options outstanding	$5.25 to $21.55		$5.25 to $29.38		$5.25 to $29.38	

The weighted average fair value per share at the date of grant for options granted during fiscal 2004, 2003 and 2002 was $5.56, $4.11 and $6.49, respectively. The fair value was estimated using the Black-Scholes option pricing model, assuming forfeitures are accounted for as they occur, with the following weighted average assumptions:

	Fiscal Year		
	2004	2003	2002
Dividend yield	0.008%	0.006%	-
Volatility, as a percent	34.4%	37.3%	37.7%
Risk-free interest rate	3.6%	3.6%	4.7%
Expected life in years after vest date	3.0	3.0	3.0

The following table summarizes information concerning options outstanding and exercisable under the plans at June 26, 2004:

Range of Exercise Prices	Number Outstanding At June 26, 2004	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable At June 26, 2004	Weighted Average Exercise Price
$5.25 – 7.95	1,678	5.77	$ 6.16	1,119	$ 6.03
$8.06 – 11.81	1,737	6.25	$ 9.65	769	$ 9.44
$11.83 – 13.90	1,623	6.92	$13.49	508	$12.94
$14.12 – 21.55	1,012	7.17	$15.57	391	$15.49
	6,050			2,787	

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid quarterly dividends of $9,136 and $3,484, or $0.13 and $0.05 per share, during fiscal 2004 and 2003, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

In fiscal 2004, the Company continued its common stock repurchase program. Purchases are made on the open market, subject to market conditions, and are funded by cash from operations. The total remaining expenditure approved by the Board of Directors for the repurchase of additional shares is $20,000. The remaining repurchase program was announced on October 29, 2003 and will expire on April 28, 2005. The share repurchase program announced on August 20, 2002 expired during the third quarter of fiscal 2004. The common stock repurchased was retired upon purchase. The Company did not repurchase any shares in the fourth quarter of fiscal 2004.

NOTE F - RETIREMENT PLANS

The Company has a qualified profit-sharing and investment plan under section 401(k) of the Internal Revenue Code, which covers substantially all domestic employees. Contributions to the plan are at the discretion of the Board of Directors. Additionally, the Company matches a portion of employees' contributions. The Company's contributions to the plan were $8,420, $6,834 and $6,342 in fiscal 2004, 2003 and 2002, respectively.

The Company has postretirement plans that provide medical benefits for retirees and their eligible dependents. Employees become eligible for these benefits if they meet certain minimum age and service requirements. The Company reserves the right to modify or terminate these plans. The plans are not funded. The unfunded accumulated postretirement benefit obligation was $5,122 at June 26, 2004 and $4,837 at June 28, 2003. The benefits expensed were $285, $658 and $586 in fiscal 2004, 2003 and 2002, respectively.

The Company has non-qualified plans relating to deferred compensation and executive retention that allow certain employees and directors to defer compensation subject to specific requirements. Although the plans are not formally funded, the Company owns insurance policies with a cash surrender value of $5,402 that are intended as a long-term funding source for these plans. The assets are not a committed funding source and may, under certain circumstances, be subject to claims from creditors. The deferred compensation liability was $4,683 at June 26, 2004 and $2,754 at June 28, 2003.

NOTE G - INCOME TAXES

The provision for income taxes consists of the following:

	Fiscal Year		
	2004	2003	2002
Current:			
Federal	$20,176	$39,060	$32,687
State	2,473	2,153	2,019
Foreign	(1,293)	(120)	555
Total	21,356	41,093	35,261
Deferred:			
Federal	2,703	(9,302)	1,876
State	183	(434)	131
Foreign	1,174	853	230
Total	4,060	(8,883)	2,237
Total	$25,416	$32,210	$37,498

A reconciliation of the provision based on the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year		
	2004	2003	2002
Provision at Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.5	2.0	2.6
Foreign tax rate differences	0.1	(0.5)	(0.2)
Expenses not deductible for tax purposes	(0.1)	1.2	9.3
Tax examination adjustment	(12.4)	-	-
Other	(1.1)	(0.4)	(1.1)
Effective income tax rate	24.0%	37.3%	45.6%

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

In January 2004, the Company was notified by the Internal Revenue Service that it had concluded the routine Federal tax examination of tax years 1998, 1999 and 2000. As a result, the Company recorded a one-time income tax benefit of $13,100 in the second quarter of fiscal 2004, reducing its income tax accrual associated with these audits. The Company believes it has appropriately accrued for probable Federal income tax exposures subsequent to 2000.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting basis of assets and liabilities, and operating loss and tax credit carry forwards for tax purposes. The components of the net deferred income tax asset (liability) are as follows:

	June 26, 2004	June 28, 2003
Deferred income tax asset (liability):		
Property and equipment	$(25,209)	$(22,416)
Inventory basis differences	9,941	12,519
Accrued liabilities	12,474	11,270
Allowance for doubtful accounts	2,436	4,335
Accrued postretirement benefit	1,895	1,790
Accrued healthcare expense	1,792	1,711
Prepaid healthcare expense	(2,220)	(2,220)
Research & Development credit	2,124	-
State operating loss carry forwards	60,774	54,618
Capital loss carry forward	1,284	1,543
Other, net	233	1,455
Subtotal	65,524	64,605
Valuation allowance for carry forwards	(61,140)	(56,161)
Net deferred income tax asset (liability)	$ 4,384	$ 8,444

The above amounts are classified in the consolidated balance sheet as follows:

	June 26, 2004	June 28, 2003
Assets	$ 38,014	$ 36,611
Liabilities	(33,630)	(28,167)
Net deferred income tax asset (liability)	$ 4,384	$ 8,444

At June 26, 2004, the Company had state net operating loss carry forwards of $60,774 and a capital loss carry forward of $1,284. At June 26, 2004, a valuation allowance of $59,856 had been provided for the state net operating loss and a $1,284 valuation allowance had been provided for the capital loss as utilization of such carry forwards within the applicable statutory periods is uncertain. The state net operating loss carry forward expires through 2024, while the capital loss carry forward expires through 2007. Both expiring state net operating loss carry forwards and expiring capital loss carry forwards and the required valuation allowances are adjusted annually. After application of the valuation allowances described above, the Company anticipates no limitations will apply with respect to utilization of the net deferred income tax assets described above.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases certain assets, principally warehouse facilities and computer equipment, under agreements that expire at various dates through March 2009. Certain leases contain provisions for renewal and purchase options and require the Company to pay various related expenses. Future non-cancelable minimum operating lease commitments are as follows: 2005--$4,660; 2006--$3,604; 2007--$2,177, 2008--$1,581 and 2009 and thereafter -- $742. Rent expense under all leases was $6,766, $7,779 and $8,823 for fiscal 2004, 2003 and 2002, respectively.

The Company is not a party to any litigation, other than routine litigation incidental to its business except for the litigation described below. The Company believes that none of the routine litigation, individually or in the aggregate, will be material to the business of the Company.

The United States Federal Trade Commission (FTC) is investigating a 1998 agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. The agreement is no longer in effect. The Company is currently negotiating with the FTC to close this investigation. Because of the likelihood that the Company will enter into a settlement agreement with the FTC, the Company has recorded a $4,750 charge in the fourth quarter of fiscal 2004 which is expected to resolve all claims by the FTC and state governments. The Company continues to cooperate with the FTC to finalize the settlement agreement; however, the inquiry could result in the Company being involved in further proceedings with the FTC, state attorneys general or private litigants.

The Company is currently defending numerous individual lawsuits pending in various state and federal courts involving phenylpropanolamine (PPA), an ingredient used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in the United States in November 2000 at the request of the United States Food and Drug Administration (FDA). These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

In August 1999, the Company filed a civil antitrust lawsuit in the United States District Court for the Western District of Michigan against a group of vitamin raw material suppliers alleging the defendants conspired to fix the prices of vitamin raw materials sold to the Company. The relief sought included money damages and a permanent injunction enjoining defendants from future violation of antitrust laws. The Company has entered into final settlement agreements with all of the defendants. The Company received settlement payments of $3,128 and $27,891 in fiscal 2003 and 2002, respectively. The payments were net of attorney fees and expenses that were withheld prior to the disbursement of the funds to the Company. No additional income will be received.

The Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that these actions are without merit or are covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, it is possible that the Company's future results of operations or cash flow could be materially impacted in a particular period.

NOTE I - QUARTERLY FINANCIAL DATA (unaudited)

Fiscal 2004	First Quarter	Second Quarter(1)	Third Quarter	Fourth Quarter(4)
Net sales (3)	$211,839	$247,377	$232,863	$206,125
Gross profit	60,020	76,179	68,755	63,010
Net income	16,508	38,235	17,739	8,085
Basic earnings per share	0.24	0.55	0.25	0.11
Diluted earnings per share	0.23	0.53	0.24	0.11
Weighted average shares outstanding				
Basic	70,040	69,967	70,296	70,671
Diluted	71,809	71,500	72,598	73,277

Fiscal 2003	First Quarter(2)	Second Quarter	Third Quarter	Fourth Quarter
Net Sales(3)	$215,427	$229,918	$204,352	$184,403
Gross profit	63,891	66,693	60,442	46,998
Net income	18,778	16,814	14,132	4,324
Basic earnings per share	0.27	0.24	0.20	0.06
Diluted earnings per share	0.26	0.24	0.20	0.06
Weighted average shares outstanding				
Basic	70,719	69,273	69,337	69,614
Diluted	71,745	70,394	70,601	71,439

(1) Includes $13,100 income related to tax examination. See Note G.
(2) Includes pre-tax income of $3,128 related to settlement proceeds of an antitrust lawsuit. See Note H.
(3) Net sales were increased by broker commissions that were reclassified to selling and administration expenses. The amounts reclassified for 2004 were $8,121 (Q1 $2,034, Q2 $2,283, Q3 $2,123 and Q4 $1,681) and 2003 were $8,113 (Q1 $2,212, Q2 $2,397, Q3 $1,736 and Q4 $1,768). See Note A.
(4) Includes pre-tax charge of $4,750 related to the FTC investigation.

NOTE J - SEGMENT INFORMATION

The Company has realigned its segment reporting with the acquisition of Peter Black. The Company has four reportable segments: Consumer Healthcare, Pharmaceuticals, UK Operations and Mexico Operations. Consumer Healthcare includes the U.S. operations supporting the sale of OTC pharmaceutical and nutritional products. Pharmaceuticals include the development and eventual sale of prescription drug products. UK Operations support the sale of OTC pharmaceutical and nutritional products in the United Kingdom and includes the newly acquired Peter Black. UK Operations is a supplier of store brand products to major grocery and pharmacy retailers and a contract manufacturer of OTC pharmaceutical and nutritional products. Mexico Operations support the sale of OTC and prescription drug products for retail, wholesale and governmental customers in Mexico. The accounting policies of each segment are the same as those described in the summary of significant accounting policies set forth in Note A.

	Consumer Healthcare	Pharma-ceuticals	UK Operations	Mexico Operations	Total
Fiscal 2004					
Net sales[1]	$800,619	-	$72,740	$ 24,845	$898,204
Operating income (loss)[1]	$107,567	$(4,961)	$ 55	$ 235	$102,896
Operating income %	13.4%	-	0.1%	0.9%	11.4%
Total assets	$646,052	-	$90,936	$ 22,106	$759,094
Capital expenditures	$ 18,154	-	$ 6,408	$ 3,732	$ 28,294
Property, plant, equip, net	$185,033	-	$32,677	$ 9,931	$227,641
Depreciation/amortization	$ 23,993	135	$ 3,679	$ 645	$ 28,452
Fiscal 2003					
Net Sales[1]	$757,035	-	$46,537	$ 30,528	$834,100
Operating income[1]	$ 80,905	-	$ 2,246	$ 2,027	$ 85,178
Operating income %	10.7%	-	4.8%	6.6%	10.2%
Total assets	$527,422	-	$57,871	$ 19,851	$643,970
Capital expenditures	$ 27,523	-	$ 2,730	$ 2,043	$ 32,296
Property, plant, equip, net	$191,093	-	$20,176	$ 7,509	$218,778
Depreciation/amortization	$ 23,533	-	$ 1,988	$ 605	$ 26,126
Fiscal 2002					
Net Sales[1]	$770,187	-	$34,900	$ 29,976	$835,063
Operating income (loss)[1]	$ 94,860	-	$ 2,886	$(16,813)	$ 80,933
Operating income (loss) %	12.3%	-	8.3%	(56.1)%	9.7%
Total assets	$519,880	-	$57,825	$ 16,082	$601,375
Capital expenditures	$ 19,329	-	$ 5,294	$ 2,905	$ 27,528
Property, plant, equip, net	$186,961	-	$17,644	$ 6,439	$211,044
Depreciation/amortization	$ 23,392	-	$ 1,521	$ 700	$ 25,613
Asset impairment & restructuring	$ 2,046	-	-	$ 16,614	$ 18,660

(1) Net sales were increased by broker commissions and reclassified to selling and administration expenses. The amounts reclassified to Consumer Healthcare for 2004, 2003 and 2002 were $8,121, $8,113 and $8,741, respectively. See Note A.

NOTE K - ACQUISITION

In December 2003, the Company acquired Peter Black for $12,061 in cash, plus contingent consideration that is not expected to be material. Peter Black, located in the United Kingdom, is the largest manufacturer of store brand vitamin and nutritional supplement products for grocery stores, pharmacies and contract customers in the United Kingdom selling to supermarket, drug and mass merchandise retailers under their store brand labels. The assets and liabilities, which are not considered significant to the Company, were added to the Company's consolidated balance sheet beginning December 27, 2003. No goodwill was recorded as a result of the acquisition. Results of operations are included beginning in the third quarter of fiscal 2004.

Subsequent to year-end, the Company entered into a purchase agreement for $5,000 to acquire certain assets from a manufacturer of foot care products. The transaction is expected to close in the first quarter of fiscal 2005.

NOTE L - RESTRUCTURING AND GOODWILL IMPAIRMENT CHARGES

Update of 2002 Restructuring — In the fourth quarter of fiscal 2002, the Company approved a restructuring plan related to Quifa. The implementation of the plan began in June 2002 and was completed in its entirety in the first quarter of fiscal 2004. The Company discontinued certain customers and products because of inadequate profitability and misalignment with strategic goals. In fiscal 2002, equipment related to the discontinued customers and products was written down to its fair market value resulting in an impairment charge of $2,590. The Company accrued employee termination benefits of $2,000 and other restructuring costs of $500 that were included in the restructuring line in the consolidated statement of income for fiscal 2002. No additional charges related to this restructuring plan have been recorded since fiscal 2002. Through June 26, 2004, the Company terminated 220 employees, performing certain production and administrative tasks, as a result of the restructuring plan. In fiscal 2004 and 2003, $230 and $2,270 was paid related to the termination benefits and other restructuring costs.

Due to the changes necessary at Quifa, its goodwill was re-tested for impairment in the fourth quarter of fiscal 2002. The fair value of the reporting unit was estimated using the present value of expected future cash flows. The testing procedure resulted in a goodwill impairment charge of $11,524 in fiscal 2002. The goodwill impairment charge is recorded as a separate line item in the fiscal 2002 consolidated statement of income.

For fiscal 2002, the Company incurred restructuring charges of $2,046 related to the declining net realizable value of its LaVergne, Tennessee logistics facility. The effect of suspending depreciation on this facility was approximately $400 in fiscal 2002. The Company sold this facility in the second quarter of fiscal 2002. The effect of selling this facility is included in the Consumer Healthcare segment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures

As of June 26, 2004, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of

1934. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are adequate and effective in ensuring that all material information relating to the Company and its consolidated subsidiaries required to be included in the Company's periodic Securities and Exchange Commission (SEC) filings would be made known to them by others within those entities in a timely manner and that no changes are required at this time.

In connection with the evaluation by the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the Company's internal control over financial reporting pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934, no changes during the quarter ended June 26, 2004 were identified that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III.

Item 10. Directors and Executive Officers of the Registrant.

(a) Directors of the Company.
This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Election of Directors".

(b) Executive Officers of the Company.
See Part I, Additional Item of this Form 10-K.

(c) Audit Committee Financial Expert.
This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Board of Directors and Committees".

(d) Identification and Composition of the Audit Committee.
This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Board of Directors and Its Committees".

(e) Compliance with Section 16(a) of the Exchange Act.
This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Section 16(a) Beneficial Ownership Reporting Compliance".

(f) Code of Ethics
This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Corporate Governance".

Item 11. Executive Compensation.

This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the headings "Executive Compensation" and "Director Compensation".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Ownership of Perrigo Common Stock". Information concerning equity compensation plans is incorporated by reference to the Company's Proxy Statement for the

2004 Annual Meeting under the heading "Equity Compensation Plan Information".

Item 13. Certain Relationships and Related Transactions.

None.

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference to the Company's Proxy Statement for the 2004 Annual Meeting under the heading "Independent Accountants".

PART IV.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) The following documents are filed or incorporated by reference as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements.
2. Financial Schedules
   Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.
   Schedule II - Valuation and Qualifying Accounts.
   Schedules other than the one listed are omitted because the required information is included in the footnotes, immaterial or not applicable.

3. Exhibits:

   3(a) Amended and Restated Articles of Incorporation of Registrant, incorporated by reference from Amendment No. 2 to Registration Statement No. 33-43834 filed by the Registrant on September 23, 1993.

   3(b) Restated Bylaws of Registrant, dated April 10, 1996, as amended, incorporated by reference from the Registrant's Form 10-K filed on September 6, 2000.

   4(a) Shareholders' Rights Plan, incorporated by reference from the Registrant's Form 8-K filed on April 10, 1996. (SEC File No. 00-19725).

   10(a)* Registrant's 2003 Long-Term Incentive Plan effective October 29, 2003, as amended, incorporated by reference from the Registrant's Proxy Statement for its 2003 Annual Meeting of Shareholders filed on September 26, 2003.

   10(b)* Registrant's Employee Stock Option Plan, as amended, incorporated by reference from the Registrant's Form 10-K filed on September 18, 2002.

   10(c)* Registrant's 1989 Non-Qualified Stock Option Plan for Directors, as amended, incorporated by reference from Exhibit B of the Registrant's 1997 Proxy Statement as amended at the Annual Meeting of Shareholders on October 31, 2000.

   10(d)* Registrant's Restricted Stock Plan for Directors, dated November 6, 1997, incorporated by reference from Registrant's 1998 Form 10-K filed on October 6, 1998.

10(e)* Employment Agreement, Restricted Stock Agreement, Contingent Restricted Stock Agreement, and Noncompetition and Nondisclosure Agreement, dated April 19, 2000, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 10-Q filed on April 26, 2000.

10(f)* Registrant's Executive Retention Plan, dated January 1, 2002, incorporated by reference from the Registrant's Form 10-Q filed on October 30, 2002.

10(g)* Registrant's Nonqualified Deferred Compensation Plan, dated December 31, 2001, as amended, incorporated by reference from the Registrant's Form 10-Q filed on January 24, 2002.

10(h)* Registrant's Restricted Stock Plan for Directors II, dated August 14, 2001, incorporated by reference from the Registrant's Form 10-Q filed on October 23, 2001.

10(i)* Registrant's Management Incentive Bonus Plan, effective June 29, 2004, incorporated by reference from the Registrant's Form 10-Q filed on October 23, 2003.

21 Subsidiaries of the Registrant.

23 Consent of BDO Seidman, LLP.

24 Power of Attorney (see signature page).

31 Rule 13a-14(a) Certifications.

32 Section 1350 Certifications.

* Denotes management contract or compensatory plan or arrangement.

(b) Exhibit and reports on Form 8-K.

On April 23, 2004, the Company furnished under Item 12 its April 23, 2004 press release containing its third quarter earnings information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

The audits referred to in our report dated July 23, 2004, relating to the consolidated financial statements of Perrigo Company and Subsidiaries, which is contained in Item 8 of this Form 10-K for the year ended June 26, 2004, included the audit of Schedule II - Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.

In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
July 23, 2004

SCHEDULE II -VALUATION AND QUALIFYING ACCOUNTS

PERRIGO COMPANY
(in thousands)

Description	Balance at Beginning of Period	Net Bad Debt Expenses	Deductions[(1)]	Balance at End of Period
Year Ended June 29, 2002:				
Allowances deducted from asset accounts:				
Allowance for uncollectible accounts	$6,798	$2,013	$346	$8,465
Year Ended June 28, 2003:				
Allowances deducted from asset accounts:				
Allowance for uncollectible accounts	$8,465	$2,476	$699	$10,242
Year Ended June 26, 2004:				
Allowances deducted from asset accounts:				
Allowance for uncollectible accounts	$10,242	$(1,228)	$718	$8,296

(1) Uncollectible accounts charged off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K for the fiscal ended June 26, 2004 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Allegan, State of Michigan on the 10th of August 2004.

PERRIGO COMPANY

By: /s/ David T. Gibbons
David T. Gibbons
Chairman of the Board, President and
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints David T. Gibbons and Douglas R. Schrank and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this Annual Report on Form 10-K for the fiscal year ended June 26, 2004 necessary or advisable to enable Perrigo Company to comply with the Securities Exchange Act of 1934, any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the report as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K for the fiscal year ended June 26, 2004 has been signed by the following persons in the capacities indicated on the 10th of August 2004.

Signature	Title
/s/ David T. Gibbons David T. Gibbons	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)
/s/ Douglas R. Schrank Douglas R. Schrank	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ Laurie Brlas Laurie Brlas	Director
/s/ Gary M. Cohen Gary M. Cohen	Director
/s/ Peter R. Formanek Peter R. Formanek	Director
/s/ Larry D. Fredricks Larry D. Fredricks	Director
/s/ Judith A. Hemberger Judith A. Hemberger	Director
/s/ Michael J. Jandernoa Michael J. Jandernoa	Director
/s/ Gary K. Kunkle, Jr. Gary K. Kunkle, Jr.	Director
/s/ Herman Morris, Jr. Herman Morris, Jr.	Director

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Laurie Brlas
Senior Vice President and Chief Financial Officer,
STERIS Corporation
Director since 2003

Gary M. Cohen
President, BD Medical,
Becton, Dickinson and Company
Director since 2003

Peter R. Formanek
Private investor and retired co-founder and President,
AutoZone, Inc.
Director since 1993

Larry D. Fredricks
Independent Financial Consultant, former Director –
Financial Counseling Services, Deloitte & Touche LLP
Director since 1996 and
Lead Independent Director since 2004

David T. Gibbons
Chairman of the Board, President and Chief Executive Officer,
Perrigo Company
Director since 2000

Judith A. Hemberger
Executive Vice President and Chief Operating Officer,
Pharmion Corporation
Director since 2003

Michael J. Jandernoa
Former Chairman of the Board,
Perrigo Company
Director since 1981

Gary K. Kunkle, Jr.
Vice Chairman and Chief Executive Officer,
DENTSPLY International Inc.
Director since 2002

Herman Morris, Jr.
Partner,
Baker Donelson Bearman, Caldwell & Berkowitz, PC
Director since 1999

Executive Officers

David T. Gibbons
Chairman of the Board, President and Chief Executive Officer

F. Folsom Bell
Executive Vice President, Business Development

John T. Hendrickson
Executive Vice President and General Manager –
Perrigo Consumer Healthcare

Todd W. Kingma
Senior Vice President, Secretary and General Counsel

Mark P. Olesnavage
Executive Vice President and General Manager –
Perrigo Pharmaceuticals

Douglas R. Schrank
Executive Vice President and Chief Financial Officer

SHAREHOLDER INFORMATION

Share Information

Perrigo Company common stock is traded on The Nasdaq Stock Market® under the symbol PRGO.

Shares outstanding at June 26, 2004: 70,882,047.

Annual Meeting

The Annual Meeting of shareholders will be held at the Perrigo Company corporate office, 515 Eastern Avenue, Allegan, Michigan, on October 29, 2004, at 10:00 a.m. (EST).

Independent Accountants

BDO Seidman, LLP
Grand Rapids, Michigan

Counsel

Gardner Carton & Douglas LLP
Chicago, Illinois

Fiscal 2004 Cash Dividend Data

Fiscal Quarter	Record Date	Payable Date	Per Share Amount
1st	8/29/03	9/23/03	$0.025
2nd	11/28/03	12/23/03	$0.035
3rd	2/27/04	3/23/04	$0.035
4th	5/28/04	6/22/04	$0.035

Shareholder Account Information

Shareholders with requests for information regarding their share position, stock, certificates, address changes and other related matters should contact:

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757

Financial Information

Annual reports, earnings announcements, news releases, Form 10-K and 10-Q reports and other financial information may be obtained by visiting the investor relations section of our Web site at www.perrigo.com/investor.

Investor Relations Contact

Ernest J. Schenk
(269) 673-9212

Creative services by Strategic Communication Advisors and Anderson Design – Grand Rapids, Michigan

PERRIGO®

515 Eastern Avenue
Allegan, Michigan 49010
(269) 673-8451
www.perrigo.com